Exhibit 99.1

EUPRAXIA PHARMACEUTICALS INC. NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF EUPRAXIA PHARMACEUTICALS INC. TO BE HELD ON JUNE 2, 2025 MANAGEMENT INFORMATION CIRCULAR DATED: APRIL 25, 2025

1 EUPRAXIA PHARMACEUTICALS INC. Suite 201, 2067 Cadboro Bay Road Victoria, British Columbia Canada V8R 5G4 NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “ Meeting ”) of the shareholders of Eupraxia Pharmaceuticals Inc . (the “ Company ” or “ Eupraxia ”) will be held at 10 : 00 a . m . (Vancouver time) on Monday, June 2 , 2025 via live webcast at https : //virtual - meetings . tsxtrust . com/en/ 1787 (control number provided from TSX Trust Company, case sensitive password : eupraxia 2025 ) . The following items of business will be covered at the Meeting : 1. to receive and consider the audited financial statements of the Company for the years ended December 31, 2024 and 2023, together with the auditor’s report thereon; 2. to set the number of directors for the ensuing year at seven; 3. 4. to elect the directors for the ensuing year ; to appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor ; to consider, and if thought fit, to approve an ordinary resolution of disinterested shareholders approving the Company’s 2025 Omnibus Incentive Plan, as more particularly set out in the accompanying Management Information Circular ; to consider, and if thought fit, to approve an ordinary resolution of shareholders approving the re - pricing of certain stock options previously granted to certain non - executive employees, none of which are insiders of the Company, under the Company’s amended and restated stock option plan, as more particularly set out in the accompanying Management Information Circular ; and to transact such other business as may properly come before the Meeting . 5. 6. 7. Virtual only format The Company will hold the Meeting in a virtual - only format, which will be conducted via live audio and slideshow webcast at https : //virtual - meetings . tsxtrust . com/en/ 1787 . Eligible shareholders attending the Meeting may ask questions during the Meeting, as described in more detail in the Management Information Circular (the “Circular”) . Shareholders will not be able to attend the Meeting in person . You can find more information about voting and asking questions during the Meeting in the guide by TSX Trust Company attached as Schedule C to the Circular . Registered shareholders and duly appointed proxyholders will be able to attend, submit questions and vote at the Meeting online at https : //virtual - meetings . tsxtrust . com/en/ 1787 . Non - registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting . You have the right to vote

2 You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you are a registered holder of common shares in the capital of the Company (each, a “ Common Share ”) at the close of business on April 17 , 2025 . Your vote is important If you are a registered shareholder or duly appointed proxyholder, you are entitled to vote at the Meeting online at https : //virtual - meetings . tsxtrust . com/en/ 1787 (control number provided from TSX Trust Company, case sensitive password : eupraxia 2025 ) . If you are unable to attend the Meeting, you are requested to vote your Common Shares using the form of proxy or voting instruction form, as applicable, enclosed with the Circular . Registered shareholders should complete and sign the form of proxy and return it in the envelope provided . Alternative methods of voting by proxy are outlined in the Circular . If you are a non - registered shareholder, you should review the voting instruction form provided by your intermediary, which sets out the procedures to be followed for voting Common Shares held through intermediaries . Shareholders who wish to appoint a proxyholder other than the persons designated by us (including a non - registered shareholder who wishes to appoint themselves as proxyholder) must carefully follow the instructions on their form of proxy or voting instruction form, as applicable . These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their form of proxy or voting instruction form, as applicable . Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting online and, consequently, only being able to attend the Meeting online as a guest . To register as a proxyholder, the shareholder or the proxyholder MUST contact TSX Trust Company by emailing tsxtrustproxyvoting@tmx . com , and complete the Request for Control Number form at https : //tsxtrust . com/resource/en/ 75 , so that TSX Trust Company may provide the proxyholder with a control number via email . Non - registered shareholders located in the United States must also provide TSX Trust Company with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third - party as their proxyholder . Proxies must be received by our transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301 , Toronto, Ontario, Canada, M 5 H 4 H 1 , Attention : Proxy Department ; by facsimile to 1416 - 595 - 9593 ; or online with your 12 - digit control number at www . voteproxyonline . com , by no later than 10 : 00 a . m . (Vancouver time) on May 29 , 2025 or two business days before the commencement of any adjournment(s) or postponement(s) of the Meeting . Shareholders can contact our transfer agent, TSX Trust Company, toll free at 1 - 866 - 600 - 5869 or by email at tsxtis@tmx . com , with questions regarding how to vote their Common Shares . DATED at Vancouver, British Columbia this 25 th day of April 2025 . ON BEHALF OF THE BOARD OF DIRECTORS Signed: James A. Helliwell James A. Helliwell Chief Executive Officer and Director

3 EUPRAXIA PHARMACEUTICALS INC. Suite 201, 2067 Cadboro Bay Road Victoria, British Columbia Canada V8R 5G4 MANAGEMENT INFORMATION CIRCULAR as at April 25, 2025 GENERAL PROXY INFORMATION This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Eupraxia Pharmaceuticals Inc . for use at the annual general and special meeting (the “Meeting”) of its shareholders to be held on Monday, June 2 , 2025 at the time and place and for the purposes set forth in the accompanying notice of the Meeting . In this Circular, references to the “ Company ”, “ Eupraxia ”, “ we ” and “ our ” refer to Eupraxia Pharmaceuticals Inc . “ Common Shares ” means common shares without par value in the capital of the Company . “ Non - Registered Holders ” or “ Beneficial Shareholders ” means shareholders who do not hold Common Shares in their own name and “ intermediaries ” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders . All amounts are in U . S . dollars (“ $ ” or “US $ ”), unless otherwise stated The Company will hold the Meeting in a virtual - only format, which will be conducted via live audio and slideshow webcast at https : //virtual - meetings . tsxtrust . com/en/ 1787 (control number provided from TSX Trust Company, case sensitive password : eupraxia 2025 ) . Eligible shareholders attending the Meeting may ask questions during the Meeting, as described in more detail in this Circular . Shareholders will not be able to attend the Meeting in person . You can find more information about voting and asking questions during the Meeting in the guide by TSX Trust Company attached as Schedule C to this Circular . Solicitation of Proxies The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, executive officers and regular employees of the Company . The Company will bear all costs of this solicitation . We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of the Record Date (as defined herein) by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard . VOTING INFORMATION Shareholders who wish to appoint a proxyholder other than the person designated by the Company on the proxy form or voting instruction form (including a Non - Registered Holder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in this Circular and on their proxy form or voting instruction form . These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting their proxy form or voting instruction form . Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote at the Meeting and, consequently, only being able to attend the Meeting online as a guest .

4 The following information provides guidance on how to vote your Common Shares. Your vote is important As a shareholder of Eupraxia, it is very important that you read this information carefully and then vote your Common Shares, either by proxy or by attending the online Meeting. Voting by proxy means that you are giving the person or people named on your proxy form (each a “ proxyholder ”) the authority to vote your Common Shares for you at the Meeting or any adjournment or postponement thereof . A proxy form is included in this package . If you vote by proxy, the individuals who are named on the proxy form will vote your Common Shares for you, unless you appoint someone else to be your proxyholder . You have the right to appoint a person or company of your choice who need not be a shareholder to represent you at the Meeting other than the individuals designated in the enclosed proxy form . If you appoint someone else, he or she must attend the Meeting to vote your Common Shares . See “ Attending and voting at the virtual meeting ” or “ Voting by Proxy ” for additional information . If you are voting your Common Shares by proxy, our transfer agent, TSX Trust Company, or other agents we appoint must receive your signed proxy form by 10 : 00 a . m . (Vancouver time) on May 29 , 2025 or if the Meeting is adjourned or postponed, prior to 10 : 00 a . m . (Vancouver time) on the second business day preceding the day of the Meeting . Attending and voting at the virtual meeting The Company will hold the Meeting in a virtual - only format, which will be conducted via live audio and slideshow webcast at https : //virtual - meetings . tsxtrust . com/en/ 1787 . Eligible shareholders attending the Meeting may ask questions during the Meeting, as described in more detail in this Circular . Shareholders will not be able to attend the Meeting in person . Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https : //virtual - meetings . tsxtrust . com/en/ 1787 . Such persons may enter the Meeting by clicking “I have a control number” and entering a valid control number and the Password : eupraxia 2025 before the start of the Meeting . Registered shareholders : The control number located on the proxy form or in the email notification you received is your control number . If you are a registered shareholder and choose to vote online at the Meeting, you do not need to complete or return your proxy form . You can login to the Meeting and complete a ballot online during the Meeting . Duly appointed proxyholders : TSX Trust Company will provide the proxyholder with a control number by e - mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “ How can I appoint a third party as my proxyholder? ” below . Guests, including Non - Registered Holders who have not duly appointed themselves as proxyholder can login to the Meeting by clicking “I am a guest” and completing the online registration form . Guests will be able to listen to the Meeting but will not be able to vote or ask questions at the Meeting . If you attend the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences . You should ensure you have a strong, preferably high - speed internet connection wherever you intend to participate in the Meeting . You will need the latest versions of Chrome, Safari, Edge or Firefox . Please do not use Internet Explorer . Online check - in will begin

5 30 minutes prior to the Meeting on June 2 , 2025 at 9 : 30 a . m . (Vancouver time) . The Meeting will begin promptly at 10 : 00 a . m . (Vancouver time) on June 2 , 2025 , unless otherwise adjourned or postponed . You should allow ample time to ensure your web browser and internet connection are working properly and for online check - in procedures . For any technical difficulties experienced during the check - in process or during the Meeting, please refer to the TSX Trust Virtual Meeting Guide mailed to shareholders as well as the notice of the Meeting, this Circular and the form of proxy or voting instruction form, as applicable (collectively, the “ Meeting Materials ”) . Voting by Proxy Registered shareholders You are a registered shareholder if your name appears on your share certificate or on the register maintained by our transfer agent, TSX Trust Company . If you are a registered shareholder, you will receive a proxy form . Registered shareholders have three options to vote by proxy:  On the Internet Go to www . voteproxyonline . com and follow the instructions on screen . You will need the 12 - digit control number listed on your proxy . You do not need to return your proxy form if you vote on the internet .  By mail Complete, sign and date the accompanying proxy form and return it in the envelope we have provided . Please see “ Completing the Proxy Form ” on the enclosed form for more information .  By fax Complete, sign and date the accompanying proxy form and send it by fax to 416 - 595 - 9593 . Please see “ Completing the Proxy Form ” on the enclosed form for more information . If you vote by proxy, the individuals named on the enclosed proxy form will vote your Common Shares for you unless you appoint someone else to be your proxyholder . You have the right to appoint a person or company of your choice who need not be a shareholder to represent you at the Meeting online other than the persons designated in the enclosed proxy form . See below under “ How can I appoint a third party as my proxyholder? ” for instructions . Changing your vote You may change a vote you made by proxy by:  voting again online at www . voteproxyonline . com before 10 : 00 a . m . (Vancouver time) on May 29 , 2025 ; or  completing a proxy form that is dated later than the proxy form you are changing and mailing it to TSX Trust Company so that it is received at the address indicated before 10 : 00 a . m . (Vancouver time) on May 29 , 2025 . You may revoke a vote you made by proxy by:

6  making a request in writing to the Chair of the Meeting by email at info@eupraxiapharma . com during the Meeting or any adjournment or postponement thereof, or before any vote in respect of which the proxy has been given or taken . The written request can be from you or your authorized attorney . If as a registered shareholder you login to the Meeting online using your control number and you accept the terms and conditions, you will be provided the opportunity to vote by online ballot on the matters put forth at the Meeting . If you vote by online ballot at the Meeting, you will be revoking any and all previously submitted proxies . If you do not vote by online ballot at the Meeting, your previously submitted proxies will not be revoked and will continue to be counted by TSX Trust Company in tabulating the vote with respect to the matters put forth at the Meeting . Non - Registered Holders You are a Non - Registered Holder if your Common Shares are registered either in the name of an intermediary (an “ Intermediary ”) that represents the Non - Registered Holder in respect of its shares or in the name of a depository (a “ Depository ”, such as CDS Clearing and Depository Services Inc . ) of which the Intermediary is a participant . We have distributed copies of the Meeting Materials to Intermediaries for onward distribution to non - objecting Non - Registered Holders and to Non - Registered Holders that are objecting beneficial owners . The Company does not intend to pay for intermediaries to forward the Meeting Materials to objecting Non - Registered Holders . Accordingly, objecting Non - Registered Holders will not receive the Meeting Materials unless their respective intermediaries assume the cost of forwarding such documents to them . Intermediaries are required to forward the Meeting Materials to non - objecting Non - Registered Holders unless a non - objecting Non - Registered Holder has waived the right to receive such materials . Intermediaries often use service companies to forward the Meeting Materials to Non - Registered Holders . Generally, Non - Registered Holders who have not waived the right to receive the Meeting Materials will receive a package from their Intermediary containing either : (a) a voting instruction form that must be properly completed and signed by the Non - Registered Holder and returned to the Intermediary in accordance with the instructions on the voting instruction form; or, less typically, (b) a proxy form that has already been stamped or signed by the Intermediary that is restricted as to the number of shares beneficially owned by the Non - Registered Holder but which otherwise has not been completed . In this case, the Non - Registered Holder who wishes to submit a proxy should properly complete the proxy form and deposit it with TSX Trust Company at the address set forth in the notice of Meeting . The purpose of these procedures is to permit Non - Registered Holders to direct the voting of Common Shares that they beneficially own . We do not have access to the names or holdings of all of our Non - Registered Holders . Should a Non - Registered Holder, who receives either a voting instruction form or a proxy form, wish to attend and vote at the Meeting online (or have another person attend and vote on behalf of the Non - Registered Holder), the Non - Registered Holder should follow the instructions contained on the voting instruction form or proxy form within the time periods specified and appoint themselves (or another person to vote on their behalf) . In either case, Non - Registered Holders should carefully follow the instructions of their Intermediaries and service companies . If you are a Non - Registered Holder and have not received a package containing a voting instruction form or proxy form, please contact your Intermediary . See above

7 for additional information on how to log in to the Meeting online and see “ How can I appoint a third party as my proxyholder? ” below for additional information on how Non - Registered Holders can appoint themselves as proxyholder . Changing your vote A Non - Registered Holder may revoke a voting instruction form or proxy which has been given to an Intermediary by written notice to the Intermediary or by submitting a voting instruction form or proxy bearing a later date in accordance with the applicable instructions . In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting . Completing the proxy form or voting instruction form You can choose to vote “For”, “Against” or “Withhold”, depending on the items listed on the proxy form. When you sign the proxy form, you authorize the directors and officers of the Company who are named in the proxy form to vote your Common Shares for you at the Meeting according to your instructions, unless you have appointed someone else to act as your proxy . If you return your proxy form and do not tell us how you want to vote your Common Shares, your vote will be counted :  FOR the election of each of the directors nominated for election as listed in this Circular;  FOR setting the number of directors for the ensuing year at seven;  FOR the appointment of KPMG LLP, Chartered Professional Accountants as auditor of the Company and the authorization of the directors to fix the auditor’s remuneration;  FOR the ordinary resolution approving the Company’s omnibus incentive plan; and  FOR the ordinary resolution approving the re - pricing of certain stock options previously granted to certain non - executive employees, none of which are insiders of the Company. If you are appointing someone else to vote your Common Shares for you at the Meeting, write the name of the person voting for you in the space provided AND register such proxyholder with our transfer agent, TSX Trust Company, after submitting your proxy form . If you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item and on any other matter that may properly come before the Meeting . If you are an individual shareholder, you or your authorized attorney must sign the form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the form. If you have questions on how to complete your proxy form, please contact TSX Trust Company – Investor Services at 1 - 866 - 600 - 5869. How can I appoint a third party as my proxyholder? The following applies to shareholders who wish to appoint another person of their choice to represent them at the Meeting (a “ third party proxyholder ”), other than the management proxyholders designated in the enclosed proxy form or voting instruction form accompanying this Circular . This includes Non - Registered Holders who wish to appoint themselves as proxyholder to attend, ask questions and vote online at the Meeting .

Shareholders who wish to appoint a third party proxyholder to represent them and vote their Common Shares at the Meeting MUST submit their proxy form or voting instruction form, as applicable, appointing that third party proxyholder, AND register that third party proxyholder online, as described below. Registering your third party proxyholder is an additional step that must be completed AFTER you have submitted your proxy form or voting instruction form. Failure to register your third party proxyholder will result in the third party proxyholder not receiving a Control Number, which is used as their online sign-in credentials and is required for them to vote at the Meeting.

> *Step 1 – Submit your proxy form or voting instruction form:* To appoint a third party proxyholder, insert that person's name in the blank space provided in the proxy form or voting instruction form (if permitted) and follow the instructions for submitting such proxy form or voting instruction form prior to the proxy cut-off time. This must be completed before registering the proxyholder, which is an additional step to be completed once you have submitted your proxy form or voting instruction form.

> *Step 2 – Register your proxyholder:* To register as a third party proxyholder, the proxyholder must contact TSX Trust Company at tsxtrustproxyvoting@tmx.com to request a control number to be represented and voted at the Meeting by 10:00 a.m. (Vancouver time) on May 29, 2025 and provide TSX Trust Company with the required proxyholder contact information so that TSX Trust Company may verify the appointment and provide the proxyholder with a Control Number via email. Without a Control Number, proxyholders will not be able to vote or ask questions at the Meeting. They will only be able to attend the Meeting online as a guest. It is the responsibility of shareholders to advise their proxyholder to contact TSX Trust Company to request a control number. Third party proxyholders can also download a form to request a control number at https://www.tsxtrust.com/resource/en/75.

Make sure that the person you appoint as your third party proxyholder is aware that he or she has been appointed and attends the Meeting online.

If you are a Non-Registered Holder and wish to vote online at the Meeting, you have to insert your own name in the blank space provided on the proxy form or voting instruction form sent to you by your Intermediary, follow the applicable instructions provided by your Intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

If you are a Non-Registered Holder located in the United States and wish to vote at the Meeting, or, if you are permitted to appoint a third party as your proxyholder, in addition to the steps described above under *"Attending and voting at the virtual meeting"*, you must obtain a valid legal proxy from your Intermediary. You must follow the instructions from your Intermediary which are included with the legal proxy form and the voting information form sent to you. If you have not received one, you must contact your Intermediary to request a legal proxy form or a legal proxy. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to TSX Trust Company. Requests for registration from Non-Registered Holders located in the United States that wish to vote online at the Meeting or, if permitted to appoint a third party as their proxyholder, must be deposited with TSX Trust Company by email at tsxtrustproxyvoting@tmx.com; registered holders may also deposit their proxies by e-mail to tsxtrustproxyvoting@tmx.com and in both cases, must be labeled "Legal Proxy" and received no later than the voting deadline of 10:00 a.m. (Vancouver time) on May 29, 2025 or, if the Meeting is adjourned or postponed, by 10:00 a.m. (Vancouver time) on the last business day preceding the preceding the day of the reconvened Meeting. The Chair of the Meeting has the discretion to accept proxies received after such deadline only at the Meeting. Notwithstanding the foregoing, the Chair of the Meeting will not be able to accept such proxies at the Meeting for shareholders wishing to appoint another person (who need not be a

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9 shareholder) to represent them at the Meeting virtually, including in respect of Non - Registered holders who wish to appoint themselves as proxyholder. Notice to Shareholders in the United States The solicitation of proxies and the matters to be voted on, as contemplated in this Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada . As a “foreign private issuer” as defined under Rule 3 b - 4 under the United States Securities Exchange Act of 1934 , as amended (the “ 1934 Act ”), the proxy solicitation rules under the 1934 Act, including Regulation 14 A thereunder, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada . Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws . The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States . Shareholders may not be able to sue a foreign company or its executive officers or directors in a foreign court for violations of United States federal securities laws . It may be difficult to compel a foreign company and its executive officers and directors to subject themselves to a judgment by a United States court . The Company is listed on the Toronto Stock Exchange (the “ TSX ”) and on the Nasdaq Capital Market (the “ Nasdaq ”) . The Company does not follow Rule 5620 (c) of the rules of the Nasdaq Stock Market LLC (the “ Nasdaq Listing Rules ”) regarding minimum quorum for meetings of shareholders and instead follows its home country practice . The Nasdaq minimum quorum requirement under Rule 5620 (c) for a shareholder meeting is 33 - 1 / 3 % of the outstanding shares of a company’s common voting stock . In addition, a company listed on Nasdaq is required to state its quorum requirement in its by - laws . Under the Company’s articles, quorum for a meeting of the Company’s shareholders is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5 % of the issued shares of the Company entitled to be voted at the meeting . The Business Corporations Act (British Columbia) defers to the quorum requirements in a corporation’s articles . The primary market for the Company’s common shares in Canada is the TSX . The rules of the TSX do not contain quorum requirements . As a result, the Company’s quorum requirements in respect of shareholder meetings are not prohibited by the Business Corporations Act (British Columbia) or the rules of the TSX . VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES The board of directors of the Company (the “ Board ”) has fixed April 17 , 2025 as the record date (the “ Record Date ”) for determination of persons entitled to receive notice of and to vote at the Meeting . Only shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting . The Common Shares of the Company are listed for trading on the TSX and the Nasdaq. As of the Record Date, there were 35,849,353 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

10 To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned (as determined under applicable Canadian securities laws), directly or indirectly, or exercised control or direction over, Common Shares carrying 10 % or more of the voting rights attached to all outstanding Common Shares of the Company as at the Record Date . FINANCIAL STATEMENTS The audited financial statements of the Company for the years ended December 31 , 2024 and 2023 , report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR+ at www . sedarplus . ca , or from EDGAR at www . sec . gov, that will be placed before the Meeting have been filed with the securities commissions or similar regulatory authority in all provinces of Canada, other than Québec . VOTES NECESSARY TO PASS RESOLUTIONS Other than as described below, a simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein . Pursuant to the rules of the TSX, the approval of the Omnibus Plan Resolution (as defined herein), requires disinterested shareholder approval . Disinterested shareholder approval is the approval by a majority of the votes cast on the ordinary resolution by all shareholders at the Meeting, excluding the votes attached to Common Shares beneficially owned by insiders (as defined under the rules of the TSX) of the Company and their associates (as defined under the rules of the TSX) . If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, the nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled . If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed as directors by ballot in accordance with the Company’s Majority Voting Policy (as defined below) . PARTICULARS OF MATTERS TO BE ACTED UPON 1. Setting the Number of Directors – See heading “ Number of Directors ”. 2. Election of Directors – See heading “ Election of Directors ”. 3. Appointment of Auditor – See heading “ Appointment of Auditor ”. 4. Approval of Omnibus Incentive Plan – See heading “ Approval of Omnibus Incentive Plan” . 5. Approval of Option Re - Pricing – See heading “ Approval of Option Re - Pricing” . NUMBER OF DIRECTORS The Articles of the Company set out that the number of directors of the Company will be a minimum of three and a maximum of the most recently set of (i) the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given) and (ii) the number of directors set in the event that the places of any retiring directors are not filled by an election at a meeting of shareholders . At the Meeting, the shareholders will be asked to pass an ordinary resolution setting the number of directors of the Company at seven . To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting . Management recommends a vote “for” in respect of the resolution setting the number of directors of the Company at seven .

11 ELECTION OF DIRECTORS The term of office of each of the seven current directors will end at the conclusion of the Meeting . Unless a director’s office is vacated earlier in accordance with provisions of the Business Corporations Act (British Columbia), each of the seven directors elected at this Meeting will hold office until the conclusion of the next annual meeting of the Company, or if no director is then elected, until a successor is elected . Advance Notice Policy The Company has adopted an advance notice policy (the “ Advance Notice Policy ”) . Pursuant to the Advance Notice Policy, any additional director nominations for an annual general meeting must be received by the Company, not less than 30 days prior to the date of the annual meeting ; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the nomination shareholder may be made not later than the close of business on the tenth day following the notice date . If no nominations are received by May 3 , 2025 , being the date which is 30 days prior to the Meeting, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting . The full text of the Advance Notice Policy is available on the Company’s website at https://eupraxiapharma.com/investors/governance . Majority Voting Policy The Company has adopted a majority voting policy (the “ Majority Voting Policy ”) . Pursuant to the Majority Voting Policy, shareholders vote, or withhold from voting, for the election of each individual director rather than for a fixed slate of directors . Further, in an uncontested election of directors, the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then, notwithstanding that such director was duly elected as a matter of corporate law, he or she shall, immediately upon receipt of the final scrutineer’s report on the ballot, tender his or her written resignation to the Chair of the Board . The Nominating and Corporate Governance Committee of the Company (the “ Nominating and Corporate Governance Committee ”) will consider such offer of resignation and will make a recommendation to the Board concerning the acceptance or rejection of the resignation . In its deliberations, the Nominating and Corporate Governance Committee will consider all factors deemed relevant . The Board will take formal action on the Nominating and Corporate Governance Committee’s recommendation no later than 90 days of the date of the applicable shareholders’ meeting and announce its decision by press release to the TSX . Absent exceptional circumstances, the Board will be expected to accept the resignation which will be effective on such date . If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision . Management recommends a vote “for” the appointment of each of the following nominees as directors of the Company . The full text of the Majority Voting Policy is available on the Company’s website at https://eupraxiapharma.com/investors/governance . Nominees The following table sets out, among other things, the names of management’s seven nominees for election as directors, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at April 25 , 2025 :

Name, Province of Residence and Position with Eupraxia	Principal Occupation or Business or Employment in the Past Five Years	Date Appointed as a Director of the Company	Common Shares Beneficially Owned, Controlled or Directed(1)
James A. Helliwell British Columbia, Canada *Chief Executive Officer and Director*	Chief Executive Officer, Eupraxia Pharmaceuticals Inc. (July 2012 – Present)	July 23, 2012	674,012(5)
Simon Pimstone(2)(3)(4) British Columbia, Canada *Chairman of the Board and Director*	Chair of the Board, Founder and Chief Executive Officer, XYON Health Inc. (Jan 2019 – Present) Director, Alpha-9 Oncology Inc. (May 2020 – 2024) Non-Executive Chair of the Board, Xenon Pharmaceuticals, Inc. (June 2022 – 2024) Executive Chair of the Board, Xenon Pharmaceuticals, Inc. (June 2021 – June 2022) Chief Executive Officer, Xenon Pharmaceuticals, Inc. (January 2003 – June 2021)	January 14, 2013 (as Director) and January 24, 2013 (as Chairman)	8,626(6)
Richard M. Glickman(2)(4) British Columbia, Canada *Director*	Chairman of the Board, ESSA Pharma Inc. (October 2010 – Present) Co-founder and Executive Chairman (September 2013 – February 2014) and Chairman of the Board (February 2014 – April 2019) and Chief Executive Officer (February 2017 – April 2019), Aurinia Pharmaceuticals Inc. Venture Partner, Lumira Ventures (March 2016 – Present)	March 9, 2021	13,930(7)
Paul Geyer(3) British Columbia, Canada *Director*	Chief Executive Officer, Discovery Parks Investments Ltd. and Nimbus Synergies Inc. (May 2017 – Present)	January 14, 2013	340,346(8)
John Montalbano(3)(4) British Columbia, Canada *Director*	Director, AbCellera Biologics Inc. (November 2020 – Present) Director, XYON Health Inc. (June 2021 – Present) Director, Canada Pension Plan Investment Board (February 2017 – Present) Director, Aritzia Inc. (July 2019 – February 2025) Director, Manulife. (February 2025 – Present)	January 14, 2013	1,212,466(9)
Michael Wilmink(2) Phoenix, Arizona *Director*	Orthopaedic Surgeon, Partner in OrthoArizona practice (2002 – Present)	January 14, 2013	224,865(10)
Joseph Freedman Toronto, Canada *Director*	Director, Centre for Aging and Brain Health Innovation (2021 – Present) Director, Bridgemarq Real Estate Services (2020 – Present) Director, Total Containment Inc. (March 2022 – Present)	October 31, 2024	1,501,200(11)

Notes:

(1) The information as to principal occupation, business or employment (for the preceding five years for any new director) and Common Shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees themselves. Beneficial ownership is determined in accordance with applicable Canadian securities laws.

12

13 (10) (11) (2) Members of the Compensation Committee of the Company (the “ Compensation Committee ”), with Richard Glickman as chair. (3) Members of the Audit Committee of the Company (the “ Audit Committee ”), with John Montalbano as chair. (4) Members of the Nominating and Corporate Governance Committee, with Simon Pimstone as chair. (5) James Helliwell holds stock options (the “ Options ”) to acquire 1 , 244 , 250 Common Shares, Founders Warrants to acquire 100 , 500 Underlying Founder Warrants and 100 , 500 Common Shares, 2013 Warrants to acquire 150 , 000 Common Shares, and 30 , 000 Common Share purchase warrants (the “ 2022 Warrants ”) from the Company’s overnight marketed public offering of units consisting of Common Shares and 2022 Warrants that closed on April 20 , 2022 . “Founders Warrants”, “Underlying Founders Warrants” and “ 2013 Warrants” are defined in the Company’s long - form prospectus dated March 3 , 2021 (the “ Prospectus ”), which is available under the Company’s profile on SEDAR+ at www . sedarplus . ca . (6) Simon Pimstone holds Options to acquire 263 , 750 Common Shares, and Founders Warrants to acquire 125 , 000 Underlying Founder Warrants and 125 , 000 Common Shares . (7) Richard Glickman holds Options to acquire 240 , 000 Common Shares . Richard Glickman and his spouse each hold 3 , 125 common share purchase warrants that were distributed pursuant to the Prospectus and are listed on the TSX, with the terms of such warrants described in the Prospectus (each, an “ IPO Warrant ”) . (8) Common Shares are held through Paul Geyer’s holding company . Paul Geyer holds Options to acquire 206 , 250 Common Shares, Founders Warrants to acquire 25 , 000 Underlying Founder Warrants and 25 , 000 Common Shares, 12 , 500 IPO Warrants to acquire 12 , 500 Common Shares, and 2022 Warrants to acquire 48 , 725 Common Share . (9) John Montalbano holds Options to acquire 213 , 750 Common Shares, Founders Warrants to acquire 25 , 000 Underlying Founder Warrants and 25,000 Common Shares, IPO Warrants to acquire 21,875 Common Shares, and 2022 Warrants to acquire 243,900 Common Shares. Michael Wilmink holds Options to acquire 190,000 Common Shares, Founders Warrants to acquire 10,000 Underlying Founder Warrants and 10,000 Common Shares, and IPO Warrants to acquire 1,525 Common Shares. Joseph Freedman holds Options to acquire 135,000 Common Shares, common share purchase warrants to acquire 170,000 Common Shares, and 3,173,985 Series 1 Preferred Shares, convertible on a one - to - one basis into Common Shares for no additional consideration. None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity . Further, the Board has reviewed the above proposed nominees for election as a director of the Company and has recommended that each proposed nominee be up for election as a director of the Company at the Meeting . Director Biographies James A. Helliwell, MD, Chief Executive Officer and Director Dr . Helliwell is the Co - founder and CEO of Eupraxia Pharmaceuticals . A board - certified Cardiac Anesthesiologist, he previously maintained a busy quaternary clinical and academic practice with a focus on cardiac transplantation and held a double tenure as President of the Anesthesiologists of BC . Dr . Helliwell’s experience in the operating room and ICU instilled an appreciation for the value of precision drug delivery to achieve successful patient outcomes . This led him to create Eupraxia Pharmaceuticals, a company developing precision medicines in areas of high unmet medical need . In 2021 , Eupraxia became the first biotech to successfully list exclusively on the Toronto Stock Exchange in almost 20 years . The company’s lead product candidate – a long - acting corticosteroid to treat osteoarthritis pain – is currently in Phase 2 clinical development . Dr . Helliwell has also applied precision delivery to the medical device space . As Co - founder and CEO of Accuro Technologies, he invented Arthrotap® – a medical device to improve the accuracy of intra - articular injections . After successfully transacting on Accuro, he moved on to serve as Chair of the Board for Guidestar Medical Devices – a company focused on precision medicines delivery for the epidural space . Simon Pimstone, MD, PhD, FRCPC (Chair), Chairman of the Board Dr Pimstone is founder and CEO of XYON Health Inc . , a privately held Canadian Company delivering innovative healthcare solutions for men and women with hair loss . He has also held various management, board, and advisory roles at companies including Xenon Pharmaceuticals (Nasdaq : XENE), Eupraxia Pharmaceuticals (TSX : EPRX), Alpha 9 Oncology and Kokua Pharmaceuticals .

14 In addition to these roles, Dr . Pimstone has served on the boards of several industry and healthcare associations . He was former chair of LifeSciences BC and the Providence Healthcare Research Trust, as well as being former vice - chair of BIOTECanada . He has also previously chaired the Canadian federal government State of Nation Report . Dr . Pimstone received his MD from the University of Cape Town (MBChB, 1991 ) and is an internal medicine specialist (FRCPC, UBC, 2001 ) . Prior to his specialization, he trained as a clinical research fellow with the Department of Medical Genetics at the University of British Columbia and obtained his PhD in cardiovascular genetics through the University of Amsterdam (1998) . Dr . Pimstone also serves as a consultant physician at the UBC Medical and Cardiology Clinic at UBC Hospital in Vancouver . Dr. Pimstone has received a number of awards and is widely published. Richard Glickman, L.L.D., Director Dr . Glickman was a co - founder, Chairman and Chief Executive Officer of Aspreva Pharmaceuticals Inc . ( “Aspreva” ) which was acquired by the Galenica Group for $ 915 million . Prior to establishing Aspreva, Dr . Glickman was the co - founder and Chief Executive Officer of StressGen Biotechnologies Corporation . Dr . Glickman currently serves as Chairman of the Board of Directors of Essa Pharma Inc and Engene Corporation, and as Director of Vida Pharmaceuticals . In addition, Dr . Glickman served as Chairman of the Board and CEO of Aurinia Pharmaceuticals Inc . , until his retirement in April 2019 . He has also been a Venture Partner at Lumira Ventures since March 2016 . Dr . Glickman has served on numerous biotechnology and community boards, including as a member of the Canadian federal government’s National Biotechnology Advisory Committee, Director of the Canadian Genetic Disease Network, Chairman of Life Sciences B . C . and a member of the B . C . Innovation Council . Dr . Glickman is the recipient of numerous awards including the Ernst and Young Entrepreneur of the Year, a recipient of both BC and Canada’s Top 40 under 40 award, the BC Lifesciences Leadership Award and the Corporate Leadership Award from the Lupus Foundation of America . Paul Geyer, P.Eng., Director Mr . Geyer is a Medtech Entrepreneur, angel investor and venture capitalist, and has sat on the Boards of several companies . Over the past 30 years Mr . Geyer founded or led three companies through their growth phase, in one case to exit and in another to a public company . These companies have grown to employ more than 350 people . Mr . Geyer is currently the CEO of Discovery Parks and Nimbus Synergies, a venture capital investment program focused on growing BC Digital Health companies that operate in the intersection between health, life sciences, and technology . He is an active mentor and angel investor in medical technology companies . In 1991 he founded Mitroflow, a tissue heart valve company . Mr . Geyer grew the company from nine employees to more than 125 employees, selling in 1999 for more than $ 50 million . In 2001 , Mr . Geyer founded Medical Ventures (Neovasc) where he is on the board and held the position of CEO until June 2008 and was responsible for raising over $ 40 million in equity financing and overseeing the acquisition of three other companies .

15 From 2009 to 2017 , Mr . Geyer was the first CEO of LightIntegra Technology which developed the ThromboLux, a point of care device to determine platelet quality for blood transfusions . Since 2008 , Mr . Geyer has focused on assisting entrepreneurs to build successful businesses, as a mentor or board member, and as a Fellow of Creative Destruction Labs . He has also worked on building the local community through his involvement as a board member of BCTech, LifeSciences BC, and Science World, Vancouver General Hospital & UBC Hospital Foundation, and Junior Achievement BC along with a number of non - profit community - based organizations . He also participates in a range of philanthropic endeavours . John Montalbano, CFA, Director John retired as CEO of RBC Global Asset Management in 2015 , at which point the company managed $ 370 billion in assets, placing it among the 50 largest asset managers worldwide . John currently serves as Director and Audit Chair for the following organizations : Canada Pension Plan Investment Board, AbCellera Inc . (NASDAQ), and Eupraxia Pharmaceuticals (TSX) . He also serves as Director forManulife and Chairs White Crane Capital, a Vancouver - based hedge fund . John’s past volunteer roles have included Chair of the UBC Board of Governors, Chair of St . Paul's Foundation, Chair of The Vancouver Police Foundation, Killam Trusts Trustee, Co - Founder of Take a Hike Youth at Risk Foundation, Chair of the Vancouver Public Library Capital Campaign and Director/Chair Investments for the Asia Pacific Foundation of Canada . He serves as a Director for the Rideau Hall Foundation, and Windmill Microlending . John holds a Chartered Financial Analyst designation, a Bachelor of Commerce degree with Honours from the University of British Columbia, and an Honorary Doctor of Letters degree from Emily Carr University of Art and Design . Michael Wilmink, MD, Director Dr . Wilmink is an Orthopaedic surgeon and partner in OrthoArizona where he is active in both the Operations Committee and Research Committee . Dr . Wilmink was an inventor of the muscle sparing anterior approach technique for hip replacements and currently lectures and teaches this technique to surgeons across the United States . In addition, Dr . Wilmink is a surgeon designer for NextStep Arthropedix and has brought two FDA approved hip replacement systems to the market and a total knee system coming

16 to the clinical market in 2021 . Dr . Wilmink is active in the Phoenix medical community sitting on the boards of OASIS Surgical Hospital and the Gateway Outpatient Surgical Center . Michael completed his undergraduate education at University of California at Los Angeles in Physiological Sciences and was a scholarship All American Water Polo player . Dr . Wilmink completed his Medical Degree and Orthopaedic Surgical Residency at UBC . Outside of the medical world, Dr . Wilmink was elected to be a Phoenix Thunderbird and collaborates with business leaders in the community to run and operate the Waste Management Phoenix Open PGA Golf Tournament . Joseph Freedman, MBA, LLB, Director Mr . Freedman is a private equity investor and corporate director with more than 25 years industry experience including, most recently, 18 years at Brookfield Asset Management, one of the world’s leading private equity and alternative asset management firms . Over his career at Brookfield, M r . Freedman has held a nu m ber of positions, including Vice Chair of Private Equi t y , General Counsel a nd the Partner responsible for M&A transaction execution, fund formation a n d fund operations . Prior to joining Brookfield, he was a lawyer in the corporate finance group at a Toronto law firm, specializing in private equity transactions and public company mergers and acquisitions . Now retired from Brookfield, Mr . Freedman is a director of several private and public companies and non - profit organizations including the Centre for Aging and Brain Health Innovation (co - chair), Bridgemarq Real Estate Services (TSX : BRE) and Total Containment Inc . Mr . Freedman holds a joint MBA/LL . B from the Schulich School of Business at York University and Osgoode Hall Law School in Toronto . Cease Trade Orders and Bankruptcies No proposed director of the Company is, as of the date of this Circular, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Company) that : (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period or more than 30 consecutive days (an “ Order ”) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such issuer, or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer . No proposed director of the Company is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets . Penalties and Sanctions

17 No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director . Individual Bankruptcies No proposed director of the Company has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director . APPOINTMENT OF AUDITOR KPMG LLP, at its offices located at 777 Dunsmuir Street, Vancouver, BC V 7 Y 1 K 3 , will be nominated at the Meeting for reappointment as auditor of the Company at remuneration to be fixed by the directors . KPMG LLP was originally appointed as auditor of the Company on August 30 , 2023 . To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting . Management recommends a vote “for” in respect of the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor’s remuneration . APPROVAL OF OMNIBUS INCENTIVE PLAN Under the recommendation of the Compensation Committee, on February 17 , 2025 , the Board approved the adoption of the 2025 Omnibus Incentive Plan (the “ Omnibus Plan ”), a copy of which is attached as Schedule B to the Circular . Pursuant to the rules and policies of the TSX, the adoption of the Omnibus Plan must be ratified and confirmed by the Company’s shareholders at the Meeting . If approved, the Company’s existing amended and restated stock option plan, adopted by the Board on March 9 , 2021 , and amended on May 3 , 2021 and October 27 , 2021 (the “ Existing Option Plan ”) will be replaced by the Omnibus Plan . The Existing Option Plan was last approved by shareholders at the annual general meeting of the Company held on June 6 , 2024 . The Existing Option Plan has been frozen, and if the Omnibus Plan is approved by shareholders at the Meeting, all future equity awards will be issued under the Omnibus Plan . Options granted under the Existing Option Plan will remain outstanding and governed by the terms of the Existing Option Plan . If the Omnibus Plan is not approved, the Existing Option Plan will remain in place and options may continue to be granted under the Existing Option Plan . A summary of the material provisions of the Existing Option Plan is set out under the heading “ Particulars of the Existing Stock Option Plan ” . The purpose of the Omnibus Plan is to attract, retain and reward those employees, directors and other individuals who are expected to contribute significantly to the success of the Company, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Company’s shareholders and, in general, to further the best interests of the Company . The following is a description of the key terms of the Omnibus Plan, which is qualified in its entirety by reference to the full text of the Omnibus Plan . Capitalized terms used in this section and not otherwise defined have the meaning ascribed to them in the Omnibus Plan . Summary of the Omnibus Plan

18 Types of Awards The Omnibus Plan provides for the grant of options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, performance awards, other stock - based awards and cash - based awards (each an “ Award ” and collectively, the “ Awards ”) . Plan Administration The Omnibus Plan is administered by the Compensation Committee . Subject to the terms of the Omnibus Plan and applicable law, and the rules of the TSX and the Nasdaq, as applicable, the Compensation Committee (or its delegate) will have the power and authority to, among other things, designate participants and determine the types of Awards to be granted, number of shares to be covered and the terms and conditions of those Awards . It will also have the authority to interpret and administer the Omnibus Plan and any instrument or agreement relating to the Omnibus Plan and to make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the Omnibus Plan . Shares available for Awards The number of Common Shares available for issuance under the Omnibus Plan is a rolling maximum number equal to 18 . 5 % of the issued and outstanding Common Shares from time to time, provided that the number of Common Shares available for issuance under Incentive Stock Options (within the meaning of Section 422 of the Internal Revenue Code of 1986 ) may not exceed 6 , 594 , 575 . The Omnibus Plan is considered to be an “evergreen” plan as Common Shares covered by Awards which have been exercised or settled, as applicable, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Common Shares increases . As at the date of this Circular, the Company has 35 , 849 , 353 Common Shares issued and outstanding, and 5 , 572 , 120 Common Shares issuable pursuant to Options granted under the Existing Option Plan (equal to approximately 15 . 54 % of the issued and outstanding Common Shares of the Company) . Currently, there are unallocated entitlements under the Existing Option Plan to purchase 1 , 060 , 010 Common Shares (equal to approximately 2 . 96 % of the issued and outstanding Common Shares of the Company) . The Omnibus Plan does not impose a limitation on the number of Awards that can be granted to any one person . Insider Participation The Omnibus Plan does not include limitations on insider participation. Eligible Participants Any director, employee or consultant of the Company, its subsidiaries or any of its affiliates will be eligible to participate in the Omnibus Plan, on approval by the Compensation Committee . Description of Awards A. Options The Compensation Committee will be permitted to grant stock options under the Omnibus Plan . The exercise price per share and terms of each option will be determined by the Compensation Committee ; provided, however, that the exercise price will not be less than the fair market value of a Common Share on the date that the option is granted . An option will be exercisable only in

19 accordance with the terms and conditions established by the Compensation Committee in the Award agreement between the Company and the participant (the “ Award Agreement ”) . The Compensation Committee may, in its discretion, provide that an option may become vested and exercisable in whole or in part, in installments, cumulative or otherwise, for any period of time specified by the Compensation Committee and reflected in an Award Agreement . The Compensation Committee will fix the term of each option, not to exceed ten years . Other than for U . S . participants, if the term of an option would otherwise expire during a period of time during which an optionee cannot exercise or sell securities of the Company due to applicable policies of the Company in respect of insider trading (a “ Blackout Period ”), or within ten business days of the expiration thereof, then the term of such option will be extended to the tenth business day following the expiration of the Blackout Period . Stock Appreciation Rights (“ SARs ”) The Compensation Committee will be permitted to grant SARs under the Omnibus Plan . SARs may be granted to participants either alone (“ freestanding ”) or in addition to other Awards granted under the Omnibus Plan (“ tandem ”) . A freestanding SAR will not have a term of greater than ten years . In the case of any tandem SAR related to an option, the SAR will not be exercisable until the related option is exercisable and will terminate, and no longer be exercisable, upon the termination or exercise of the related option . A freestanding SAR will not have a grant price less than the fair market value of the share on the date of grant . Other than for U . S . participants, if the term of a SAR would otherwise expire during a Blackout Period, or within ten business days of the expiration thereof, then the term of such SAR will be extended to the tenth business day following the expiration of the Blackout Period . B. C. Restricted Stock and Restricted Stock Units The Compensation Committee will be permitted to grant awards of restricted stock and restricted stock units under the Omnibus Plan . Shares of restricted stock and restricted stock units will be subject to any restrictions that the Compensation Committee may impose, including any limitation on the right to receive any dividend or dividend equivalent . If deemed necessary, the Compensation Committee may require that, as a condition of any grant of restricted stock, the participant will deliver a signed stock power or other instruments of assignment, which would permit transfer to the Company of all or a portion of the shares subject to the award of restricted stock or restricted stock units in the event that the Award is forfeited . Deferred Stock Units The Compensation Committee is permitted to grant deferred stock units under the Omnibus Plan . Deferred stock units will be settled upon expiration of the deferral period by the Compensation Committee in the applicable Award Agreement (which, in the case of a Canadian participant, must be on the earlier of the cessation of service or death) . The Compensation Committee, in its discretion, may award dividend equivalents with respect to awards of deferred stock units . Performance Awards The Compensation Committee may grant a performance award to a participant payable upon the attainment of specific performance goals during the applicable performance period, as set forth in the Award Agreement for the performance award . Other Stock - Based and Cash - Based Awards D. E. F.

20 The Compensation Committee is authorized to grant to participants other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares or factors that may influence the value of Common Shares . The Compensation Committee will determine the terms and conditions of such stock - based awards . The Compensation Committee is also permitted to grant cash - based awards to participants . In its discretion, the Compensation Committee will determine the number of cash - based awards to grant to a participant, the duration of the period during which, and any conditions under which, the cash incentive awards will be eligible to vest or will be forfeited, and any other terms and conditions applicable . Financial Assistance Solely to the extent permitted by applicable law and the applicable rules of the TSX and Nasdaq, the Compensation Committee has discretion to determine whether, to what extent and under what circumstances to provide loans (which may be on a recourse basis and will bear interest at the rate the Compensation Committee provides) to participants to exercise options or acquire Common Shares under the Omnibus Plan . Cashless Exercise If agreed to by the Compensation Committee, Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Company specifying the number of Common Shares to be purchased, and having the Company withhold Common Shares issuable upon exercise of such Option as payment in full or in part, for the exercise price of such Options . The number of Common Shares to be withheld as payment will be determined based on the fair market value of the Common Shares on the payment date, as determined by the Compensation Committee . Effect of Termination of Service on Awards The Compensation Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a participant ceases to provide service to the Company or any affiliate prior to the end of a performance period or exercise or settlement of such Award . Change in Control Unless otherwise provided in an Award Agreement, in the event of a change in control (as defined in the Omnibus Plan) a participant’s unvested Awards will be treated in accordance with one of the following methods as determined by the Compensation Committee : (a) Awards, whether or not vested, will be continued, assumed or have new rights substituted as determined by the Compensation Committee ; (b) the Compensation Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an affiliate for an amount of cash equal to the excess of the change in control price of the shares covered by such Awards, over the aggregate exercise price of such Awards ; or (c) if and to the extent that the approach chosen by the Compensation Committee results in an acceleration or potential acceleration of the exercise, vesting or settlement of an Award, the Compensation Committee may impose such conditions upon the exercise, vesting or settlement of such Award as it determines . Assignability/Transferability Awards granted under the Omnibus Plan may not be sold, pledged or otherwise transferred, other than following the death of a participant by will or the laws of descent . A participant’s beneficiary or estate may

21 exercise vested stock options during the applicable exercise period following the death of the participant, subject to the same conditions that would have applied to exercise by the participant. Clawback Provisions The Compensation Committee may impose restrictions on any Award with respect to non - competition, confidentiality and other restrictive covenants, and may provide for the clawing back of any rights or benefits under any Awards as a result of any breaches of the foregoing covenants, for reasons specified in the Award Agreement or any other agreement between the Company and a participant, or to the extent provided under any Company policies . Any Award granted pursuant to the Omnibus Plan will be subject to mandatory repayment or forfeiture, as applicable, by a participant to the extent such participant is or becomes subject to (i) any Company “clawback” or recoupment policy adopted by the Board or the Compensation Committee, or (ii) any applicable law, rule or regulation which imposes mandatory recoupment . Amendment The Board may amend, suspend or terminate the Omnibus Plan and any outstanding Awards granted under the Omnibus Plan, in whole or in part, at any time, provided that all material amendments to the Omnibus Plan require the prior approval of the shareholders and must comply with the rules of the TSX and the Nasdaq . No amendment to the Omnibus Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements will become effective until such approval is obtained . Examples of amendments that are not material that the Board can make without shareholder approval include, without limitation : (i) ensuring compliance with applicable law, the applicable rules of the TSX and Nasdaq or other applicable rules and regulations; amendments of a “housekeeping” nature, including amendments to correct any defect, omission, or inconsistency in the Omnibus Plan or any Award Agreement; changing the vesting provision of the Omnibus Plan or any Award; (ii) (iii) (vi) (iv) waiving any conditions or rights under any Award; (v) changing the termination provisions of any Award that does not entail an extension beyond the original expiration date; adding a cashless exercise feature payable in securities and any amendment to a cashless exercise provision; (vii) (viii) adding a form of financial assistance and any amendment to a financial assistance provision ; changing the process by which a Participant can exercise their Award, including the form of payment, the form of written notice of exercise, and the place where payments and notices must be delivered ; and delegating powers of the Compensation Committee to administer the Omnibus Plan to officers of the Company . (ix) No change to an outstanding Award that will adversely impair the rights of a participant may be made without the consent of the participant except to the extent that such change is required to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations .

22 Approval of Unallocated Entitlements Pursuant to the rules and policies of the TSX, unallocated awards under a TSX - listed issuer’s security - based compensation arrangement that does not have a fixed maximum of securities (which will include the Omnibus Plan, if approved) must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years . If the shareholders of the Company approve the Omnibus Plan, the Company will be required to seek approval from the shareholders of all unallocated entitlements under the Omnibus Plan by no later than June 2 , 2028 . If the Omnibus Plan is not approved by the shareholders at the Meeting, Options will continue to exist unchanged, and the Company will be required to seek shareholder approval of all unallocated entitlements under the Existing Option Plan by no later than June 6 , 2027 . Disinterested Shareholder and TSX Approval The Omnibus Plan Resolution (as defined below) must be approved by a simple majority of the votes cast by disinterested shareholders of the Company at the Meeting . To be approved, the Omnibus Plan Resolution must be approved by a majority of the votes cast by all shareholders at a general meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be issued under the Omnibus Plan ; and (ii) associates and affiliates of insiders to whom options may be issued under the Omnibus Plan, including direct and indirect issuances . The people who are allowed to vote are referred to as “disinterested shareholders” . The term “insider” is defined in the Securities Act (British Columbia) and includes, among other persons, directors and senior officers of a company and its subsidiaries and shareholders owning more than 10 % of the voting securities of a company . Accordingly, disinterested shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Omnibus Plan Resolution set out below . In order to be effective, the Omnibus Plan Resolution must be approved by a majority of the votes cast in virtually at the Meeting or by proxy in respect thereof by the disinterested shareholders and approved by the TSX . 5 , 056 , 988 Common Shares will be excluded from voting on the Omnibus Plan Resolution, which represents 14 . 11 % of the issued and outstanding Common Shares of the Company as of the Record Date . The TSX has conditionally approved the Omnibus Plan, subject to receipt from the Company of, among other things, evidence of disinterested shareholder approval . Omnibus Plan Resolution At the Meeting, Shareholders will be asked to consider, and if thought fit, pass the following ordinary resolution (the “ Omnibus Plan Resolution ”) : “ BE IT RESOLVED AS AN ORDINARY RESOLUTION OF DISINTERESTED SHAREHOLDERS THAT: 1. the 2025 Omnibus Incentive Plan of the Company (the “ Omnibus Plan ”), in substantially the form described in, and a ppended as Sch e du l e B to the management information circular da t ed April 2 5 , 2025 , is he r eby ratified, confirmed and app r o v ed ; 2. the maximum number of common shares in the capital of the Company authorized and reserved for issuance under the Omnibus Plan will equal 18 . 5 % of the total number of issued and outstanding Common Shares, from time to time ; 3. the Company is authorized to grant awards under the Omnibus Plan until June 2 , 2027 , which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought ; and

23 4. any one director or officer of the Company is authorized and directed, on behalf of the Company to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions . ” The Board recommends that the disinterested shareholders approve this resolution . In the absence of a contrary instruction, the persons named in the accompanying form of proxy intend to vote for this resolution . APPROVAL OF OPTION RE - PRICING The Board has approved the re - pricing of certain Options issued under the Existing Option Plan to certain non - executive employees, none of which are insiders of the Company, subject to Shareholder approval and approval from the TSX . The grant of Options represents an integral component of the Company’s compensation philosophy . The Board believes that granting Options to employees and Common Share ownership by employees motivates such employees to strive towards achievement of the Company’s long - term strategic objectives, which will benefit all Shareholders . Since the granting of the Subject Options (as defined below), the trading price of the Common Shares on the TSX has been below the exercise price of the Subject Options . The Board believes that re - pricing these Options will ensure that employees are incentivized to continue to be dedicated to the Company’s business and will allow for the retention of talented employees, and that it is in the best interest of the Company to amend the Subject Options . The Existing Option Plan requires that any amendment to the exercise price of outstanding Options be approved by shareholders . It is the intention of the Company to place before Shareholders at the Meeting a resolution to reduce the exercise price of 258 , 450 Options issued pursuant to the Existing Option Plan to certain employees who are not insiders of the Company (the “ Option Amendment ”) . Specifically, it is proposed that the exercise price of 258 , 450 Options held by these employees which currently have exercise prices in the range of $ 6 . 75 to $ 8 . 00 per Common Share be changed to $ 5 . 05 . Particulars relating to the Options which are proposed to be re - priced (collectively, the “ Subject Options ”) are set forth below . Total Number of Options Current Exercise Price (C$) Expiry Date Grant Date 46,250 $8.00 Mar. 5, 2028 Mar. 5, 2018 135,000 $8.00 May 30, 2033 Mar. 9, 2021 17,200 $6.75 May 30, 2033 May 30, 2023 60,000 $7.16 Sep. 27, 2033 Sep. 27, 2023 Option Re - Pricing Resolution At the Meeting, Shareholders will be asked to consider, and if thought fit, pass the following ordinary resolution (the “ Option Re - Pricing Resolution ”): “ BE IT RESOLVED AS AN ORDINARY RESOLUTION OF SHAREHOLDERS THAT: 1. the exercise price for 258 , 450 stock options held by employees of the Company, particulars of which are set forth in the management information circular dated April 25 , 2025 , be reduced to $ 5 . 05 ; and

2. any one director or officer of the Company is authorized and directed, on behalf of the Company to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the foregoing resolutions."

The Board recommends that the shareholders approve this resolution. In the absence of a contrary instruction, the persons named in the accompanying form of proxy intend to vote for this resolution.

CORPORATE GOVERNANCE

General

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company's approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or at meetings held as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company's business and affairs at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

Board of Directors

If all director nominees included under the heading "*Election of Directors*", as set out in this Circular, are appointed to the Board, the Board is composed of six independent directors, being a majority of the members of the Board, including Simon Pimstone (Chair of the Board), John Montalbano, Paul Geyer, Michael Wilmink, Richard Glickman and Joseph Freedman. For this purpose, a director is independent if he or she has no direct or indirect "material relationship" with Eupraxia. A "material relationship" is defined in National Instrument 58-101 – *Disclosure of Corporate Governance Practices*. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of the director's independent judgment. An individual who has been an employee or executive officer of the Company within the last three years is considered to have a material relationship with the Company. The six directors referenced above are also independent under Rule 5605(a)(2) of the Nasdaq Listing Rules. James A. Helliwell, as Chief Executive Officer, is not considered independent by the Company.

Currently, the following directors serve on the following boards of directors of other public companies:

Name of Director	Reporting Issuers
Paul Geyer	Montfort Capital Corp.
John Montalbano	Manulife Financial Corporation AbCellera Biologics Inc.
Richard Glickman	ESSA Pharma Inc. enGene Inc.
Joseph Freedman	Bridgemarq Real Estate Services Inc.

Board Mandate

The Board assumes responsibility for the stewardship of the Company and the enhancement of shareholder value.

24

25 The Board is responsible for: (a) adopting a strategic plan for the Company and reviewing the plan in light of management’s assessment of emerging trends, the competitive environment, the opportunities for the business of the Company, risk issues, and significant business practices and products ; (b) ensuring that the risk management of the Company is prudently addressed; (c) reviewing the Company’s approach to human resource management and overseeing succession planning for management; (d) reviewing the Company’s approach to corporate governance, including an evaluation of the adequacy of the mandate of the Board and director independence standards; and (e) upholding a comprehensive policy for communications with shareholders and the public at large. The frequency of meetings of the Board and the nature of agenda items may change from year to year depending upon the activities of the Company . The Board meets at least once per fiscal quarter and at each meeting there is a review of the business of the Company . The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board being held to obtain an update on significant corporate activities and plans, both with and without members of the Company’s management being in attendance . Position Descriptions The Board has not developed a written position description for the CEO, the Chairman of the Board and the chairs of each of the committees of the Board . Given the size of the Company, the Board does not feel that it is necessary at this time to formalize such position descriptions . Guidance is generally provided through reference to industry norms, past practice and relying upon the provisions of the constating documents of the Company and the statutory and common law . The CEO is principally responsible for overseeing the operations and affairs of the Company, including strategic organizational and financial management, business development, regulatory compliance, and clinical development . The Chairman of the Board is principally responsible for overseeing the operations and affairs of the Board . With respect to the chairs of each of the committees of the Board, it is currently the Board’s view that the general mandates of committees on which such directors may sit are sufficient to delineate the role and responsibilities of the chair of each committee . The chair of each Board committee is required to ensure the committee meets regularly and performs the duties as set forth in the committee mandate, and reports to the Board on the activities of the committee . Orientation and Education Eupraxia provides new directors with an orientation program upon joining the Company that includes copies of relevant financial, technical, scientific and other information regarding its drug candidates and meetings with management . Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars . Board members have full access to the Company’s records .

26 Nomination of Directors It is the view of the Board that all directors, individually and collectively, should assume responsibility for nominating directors . The Board is responsible for identifying and recommending potential nominees for directorship and senior management . Additionally, the Nominating and Corporate Governance Committee, in consultation with the CEO, identifies and recommend new directors with appropriate skills for the Board . In making its recommendations, the Nominating and Corporate Governance Committee considers the competencies and skills of the existing directors, the competencies and skills of each new nominee, and the competencies and skills considered necessary for the Board as a whole . Evaluation of the Effectiveness of the Board and its Committees The Board, its committees and its individual directors are assessed regularly, and on at least an annual basis, as to their effectiveness and contribution . The process by which such assessments are made is governed by the Nominating and Corporate Governance Committee Charter, which is administered by the Corporate Governance and Nominating Committee . Neither the Company nor the Corporate Governance and Nominating Committee has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions . Effectiveness is subjectively measured by comparing actual corporate results with stated objectives . The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board . The Nominating and Corporate Governance Committee and the Board are of the view that the Company’s corporate governance practices are appropriate and effective for the Company, given its relatively small size and limited operations . The Company’s method of corporate governance allows for the Company to operate efficiently, with simple checks and balances that control and monitor management and corporate functions without excessive administrative burden . In addition, the Chair of the Board and the respective Chairs of each committee encourage discussion amongst the Board or the committee, as the case may be, as to their evaluation of their own effectiveness over the course of the year . All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so . Director Term Limits The Company has not adopted term limits for the directors on its Board or other formal mechanisms for Board renewal . The Company believes that the Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements . In addition, the Company believes that the imposition of director term limits or director retirement requirements may discount the value of experience and continuity amongst Board members and runs the risk of excluding experienced and valuable candidates for Board membership . The Nominating and Corporate Governance Committee is responsible for developing and updating the long - term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of the Board members, retirement dates and the strategic direction of the Company . In addition, the Nominating and Corporate Governance Committee, annually or as required, identifies and recruits individuals qualified to become new Board members and makes recommendations to the Board regarding new director nominees . In making such recommendations, the Nominating and Corporate Governance Committee considers the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom . In this respect, through the Nominating and Corporate Governance Committee

27 and the annual Board assessment process, the Board considers the contribution of current Board members and the skills and experience necessary for an effective and efficient Board, and recommends changes to best meet those needs . Director Attendance at Board Meetings The directors’ attendance at Board, Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee meetings during Eupraxia’s most recently completed financial year is set forth in the table below . During the year, the Board met four times, the Audit Committee met four times, the Compensation Committee met two times, and the Nominating and Corporate Governance Committee met once . Attendance at Nominating and Corporate Governance Committee Meetings Attendance at Compensation Committee Meetings Attendance at Audit Committee Meetings Attendance at Board Meetings Director 1 1 3 4 James A. Helliwell (1) 1 2 4 4 Simon Pimstone 1 2 N/A 4 Richard M. Glickman N/A N/A 4 4 Paul Geyer 1 1 4 4 John Montalbano N/A 2 N/A 4 Michael Wilmink N/A N/A N/A 1 Joseph Freedman (2) Notes: (1) James A. Helliwell attends all meetings in his capacity as Chief Executive Officer. (2) The Board met one time following Joseph Freedman’s appointment as director on October 31, 2024. Diversity The Board has a written policy relating to the gender diversity of its directors and executive officers . The Company values diversity of view, experience, skillset, gender and ethnicity as it believes this results in better leadership and decision making for its business . Pursuant to such policy, gender diversity is one factor that is taken into account in identifying and selecting Board members and in considering the hiring, promotion and appointment of executive officers . The Company does not have specific targets respecting representation on its Board or in executive officer positions based on any particular personal experience or characteristic, including gender . Instead, the Company focuses on choosing the most appropriate candidate for the position, having regard to the experience, skillset, gender, ethnicity and other personal characteristics of both the candidate and, as applicable, the Board and executive team as a whole . In conducting its search processes for Board and executive officer appointments, the Company reviews the extent to which its current appointees reflect gender diversity, and in assessing the appropriateness of candidates for those appointments, considers the desirability of an increased level of representation of women relative to the

28 level attained as at the date of the gender diversity policy . The Board considers the Company’s progress towards achieving the objectives of the gender diversity policy, as well as the effectiveness of the policy, in connection with its continuing mandate to consider the composition of the Board . As at the date of this Circular, there are no female members ( 0% ) of the Board and Amanda Malone is the only female executive officer, representing one - fifth ( 20% ) of the Company’s executive officers . Ethical Business Conduct The Board has adopted a written code of business conduct and ethics (the “ Code ”) which emphasizes the importance of matters relating to honest and ethical conduct, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, compliance with laws and the reporting of any illegal or unethical behaviour . All individuals representing the Company are expected to abide by all applicable provisions of the Code and adhere to its principles and values when representing the Company to the public or performing services for, or on behalf of, the Company . The Board will review the effectiveness of the Code on an ongoing basis to ensure that the Company’s business activities are conducted in accordance with the principles and rules set out therein . A copy of the Code can be accessed on the Company’s website at www . eupraxia . com/investors or obtained upon request via email at info@eupraxiapharma . com . In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that such individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be . The Company is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Company on a continuous basis . Audit Committee See “ Audit Committee ” below for further details. Nominating and Corporate Governance Committee The Board established a Nominating and Corporate Governance Committee, which is comprised of Simon Pimstone (Chair), John Montalbano, and Richard Glickman, all of whom are independent directors of the Company within the meaning of National Instrument 52 - 110 – Audit Committees (“ NI 52 - 110 ”) and Rule 5605 (a)(2) of the Nasdaq Listing Rules . The Nominating and Corporate Governance Committee, in consultation with the Chief Executive Officer, is responsible for recruiting and identifying individuals qualified to become new Board members and making recommendations to the Board regarding new director nominees, annually or as required . Further, the Nominating and Corporate Governance Committee is responsible for recommending to the Board the individual director appointments to each Board committee, annually or as required . In making such recommendations, the Nominating and Corporate Governance Committee considers the competencies and skills that the Board considers to be necessary for the Board as a whole to possess, for each existing director to possess, and for a new nominee to bring to the boardroom . The Nominating and Corporate Governance Committee may also recommend for approval by the Board the removal of a director from the Board or a committee thereof if he or she is no longer qualified to serve as a director under applicable requirement or any other appropriate reason .

29 In addition, the Nominating and Corporate Governance Committee has been delegated the responsibility of, among other things : (i) making recommendations to the Board regarding director remuneration ; (ii) establishing an appropriate system to evaluate the effectiveness of the Board as a whole as well as its committees ; (iii) monitoring conflicts of interest of both the Board and management ; (iv) conducting periodic reviews of the Company’s corporate governance policies and making policy recommendations aimed at enhancing Board and committee effectiveness ; (v) annually reviewing the Board and committee mandates and position descriptions of the Chief Executive Officer, and each committee Chair, and recommending to the Board that necessary changes be made ; (vi) reviewing and recommending to the Board the appropriate structure, size, composition, mandate and members for Board committees, and the procedures to ensure that the Board and its committees function independently of management ; (vii) providing the Board with updates on developments in corporate governance ; (viii) conducting periodic reviews of the relationship between management and the Board ; (ix) reviewing monitoring and making recommendations regarding new director orientation and ongoing development of existing directors ; and (x) reviewing reports from the Chief Executive Officer regarding unethical behaviour . See “ Evaluation of the Effectiveness of the Board and its Committees ” above . Compensation Committee Compensation matters are currently determined by the Board upon the recommendation of the Compensation Committee, which is comprised of Richard Glickman (Chair), Simon Pimstone and Michael Wilmink, all of whom are independent directors of the Company within the meaning of NI 52 - 110 and pursuant to Rule 5605 (d)(2) of the Nasdaq Listing Rules . The Board is responsible for reviewing the compensation plans and severance arrangements for management, to ensure they are commensurate with comparable companies . The Board ensures that Eupraxia has a plan for continuity of its officers and an executive compensation plan that is motivational and competitive . See “ Executive Compensation – Compensation Governance ” for further details . AUDIT COMMITTEE Audit Committee The Audit Committee is comprised of John Montalbano (Chair), Si m on Pimstone and Paul Geyer, ea c h of whom is “independent” a nd “financially literate” pursuant to NI 52 - 110 . Each member of the Audit Committee is also “independent” pursuant to Rule 10 A - 3 of the 1934 Act and Rule 5605 (a)(2) of the Nasdaq Listing Rules, and e ach of M r . Montalbano a n d Dr . Pimstone a r e “audit committee financial experts” (as that term is defined in paragraph 8 (b) of General Instruction B to Form 40 - F) . The Audit Committee assists the Board in fulfilling its obligations relating to the integrity of the internal financial controls and financial reporting of the Company . The external auditors of the Company report directly to the Audit Committee . The Audit Committee’s principal responsibilities include (i) recommending the external auditor to be nominated for the purpose of providing audit, review or attest services for the Company, (ii) recommending the compensation of the external auditor, (iii) overseeing the work of the external auditor in performing audit, review or attest services for the Company, (iv) reviewing the Company’s financial statements, management’s discussion and analysis and annual and interim earnings press releases before the Company publicly discloses this information, and (v) establishing procedures for addressing complaints or concerns regarding accounting, internal control or auditing matters . See also “ Audit Committee Information ” in the Company’s annual information form dated March 20 , 2025 , available on the Company’s SEDAR+ profile . A copy of the Audit Committee’s charter is attached hereto as Schedule A .

30 Relevant Education and Experience Each member of the Audit Committee has adequate education and experience that is relevant to their performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with : (a) an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals and reserves ; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising individuals engaged in such activities ; and an understanding of internal controls and procedures for financial reporting . (b) (c) See “ Election of Directors – Director Biographies ” for a description of each Audit Committee members’ experience and education . Pre - Approval Policies and Procedures The Audit Committee has the authority and responsibility for pre - approval of all non - audit services to be provided to the Company or its subsidiary entities by the external auditors or the external auditors of the Company’s subsidiary entities, unless such pre - approval is otherwise appropriately delegated or if appropriate specific policies and procedures for the engagement of non - audit services have been adopted by the Audit Committee . External Auditor Service Fees by Category The aggregate fees billed by the Company’s external auditors in the last two fiscal years for audit fees are set out in the table below . In the table, “Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements and include the fees for interim review of the financial statements each quarter and fees associated with the preparation of consent letters . “Audit - Related Fees” are fees not included in audit fees that are billed by the external auditor for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements . “Tax Fees” are fees billed by the external auditor for professional services rendered for tax compliance, tax advice and tax planning . “All Other Fees” are fees billed by the external auditor for products and services not included in the foregoing categories . All fees are “as billed” on a cash basis by the Company . All amounts in the table are expressed in Canadian dollars . All Other Fees Tax Fees (1) Audit Related Fees Audit Fees Financial Year Ending $ - $103,316 $ - $280,280 December 31, 2024 $ - $11,700 $ - $408,200 (2) December 31, 2023 Notes: (1) Tax Fees related to the preparation of income tax returns for the Company and its subsidiaries, and fees related to the preparation of the Company’s Scientific Research and Experimental Development claims. Includes fees related to the reaudit of the 2021/2022 financial statements as a result of appointment of KPMG LLP as auditor. (2)

31 STATEMENT OF EXECUTIVE COMPENSATION Canadian securities legislation requires the disclosure of the compensation received by each Named Executive Officer of the Company . “Named Executive Officer” is defined by securities legislation to mean : (i) the Chief Executive Officer ; (ii) the Chief Financial Officer ; (iii) each of the three most highly compensated executive officers of the Co m pan y , including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the e n d of the most recently completed financial year whose total compensation was, individually more than US $ 150 , 000 for that financial year ; a n d (iv) ea c h individual who would be a “Na m ed Executive Officer” under paragraph (iii) but for the fact that the individual was neither a n executive officer of the Company or its subsidiaries, nor acting in similar capacity, at the e nd of the most recently completed financial year (each, a “ NEO ” a nd collective, the “ NEOs ”) . The following discussion describes the significant elements of the compensation expected to be earned in fiscal 2025 by our NEOs, namely :  James A. Helliwell, Chief Executive Officer of the Company;  Alex Rothwell, Chief Financial Officer of the Company;  Amanda Malone, Chief Scientific Officer and Chief Operating Officer of the Company  Paul Brennan, Chief Business Officer of the Company; and  Mark Kowalski, Chief Medical Officer of the Company. Compensation Discussion and Analysis Eupraxia’s compensation philosophy for NEOs is designed to attract well qualified individuals in using salaries and long - term incentive compensation in the form of Options or other suitable long - term incentives . The Company operates in a dynamic and rapidly evolving market . To succeed in this environment and to achieve our business and financial objectives, we need to attract, retain and motivate a highly talented team of executive officers . Compensation plays an important role in achieving short and long - term business objectives that ultimately drive business success . The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long - term equity - based incentives a significant component of executive compensation . Executive compensation consists of a base salary (“ Base Salary ”), cash bonuses based on defined targets (“ Annual Bonus ”) and equity compensation in the form of long - term incentive Options (“ Equity Compensation ”), designed to be competitive with comparable companies and to align management’s compensation with the long - term interests of the Company’s shareholders . The Annual Bonus is used as a short - term incentive to achieve Company objectives and Equity Compensation is designed to allow the participants to enjoy the benefits of any increase in Company valuation and share price, should such an increase occur . The Company’s peer group has been determined by identifying similarly sized companies that compete within the similar clinical - stage biotechnology industry as the Company . Comparable companies include but were not limited to : Achieve Life Sciences (ACHV), Corbus Pharmaceuticals (CRBP), Leap Therapeutics (LTPX), Pepgen Inc (PEPG) and (Scilex Pharmaceuticals (SCLX) .

32 The Company’s principal goal is to create value for its shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles: 1. A compensation program aligned with shareholder interests – the Company aligns the goals of executives with maximizing long - term shareholder value; 2. A compensation program sensitive to performance – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to: (a) operating performance of the Company, considering ongoing drug development, and corporate successes; and (b) market performance of the Company, considering current market conditions and market performance against peers; and 3. A compensation pro g ram that offers market competitive compensation in or d er to attract a nd retain talent – the compensation program shou l d provide market competitive pay in terms of value a n d structure in o r der to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber . Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:    to attract and retain highly qualified executive officers;  to align the interests of executive officers with shareholders’ interests and with the execution of the Company’s business strategy; to evaluate executive performance on the basis of key measurements that correlate to long - term shareholder value; and to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives. The Base Salary, Annual Bonus and Equity Compensation for the NEOs is determined by the Board, with recommendation by the Compensation Committee . Each of the Compensation Committee members has direct experience that is relevant to his or her responsibilities in executive compensation . The Compensation Committee sets the compensation of the NEOs using their combined industry experience . The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company . The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy . The Compensation Committee charter tasks the Compensation Committee with reviewing the Company’s compensation policies on an annual basis to determine whether they are aligned with the Company’s risk management principles and whether they might or are reasonably likely to encourage executives and employees to take excessive risks . In doing so, the Compensation Committee assesses whether the Equity Compensation policy would likely give rise to material risks to the Company . The Company has not identified any risks arising from the Equity Compensation policy that are reasonably likely to have a material adverse effect on the Company .

33 Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs . The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value . Starting in 2021 the Company began retaining Martin Thornton, an external human resources consultant, to work with the Compensation Committee and the Board in creating benchmarks for executive compensation for the Company . As at the date of this Circular, the Board had determined, that the Company’s evolution justified adopting the market median as the appropriate compensation target for all cash compensation for NEO’s and staff . The benchmarks for evaluating compensation elements of executive companies, the compensation objectives and the corporate objectives are listed in the tables below . Corporate Objectives Compensation Objectives Compensation Element Competitive pay ensures access to skilled employees and consultants necessary to achieve corporate objectives. Attract and retain Base Salary Bonus plans serve to focus employees’ efforts on key objectives, increase employee motivation by establishing a clear link between pay and performance and support stakeholder ideals by allowing employees to share in the success of the business . Attract and retain Annual Bonus Long - term incentives motivate and reward employees and consultants to increase shareholder value by the achievement of long - term corporate strategies and objectives. Motivate and reward, align interests with shareholders Equity Compensation (Options) Base Salary comprises a portion of the total annual cash - based compensation that an NEO is paid ; however, Annual Bonuses and Equity Compensation represent compensation that is “at risk” and thus may or may not be paid to the respective NEO depending on : (i) whether the NEO is able to meet or exceed his or her applicable individual performance objectives ; (ii) whether the Company has met its operational and corporate performance objectives ; and (iii) market performance of the Common Shares relative to the market and peer common share performance . The Compensation Committee meets at least annually (or more often as required) to consider performance objectives and actual performance relative to such objectives, and then makes compensation recommendations to the Board for consideration . Performance Graph The following graph compares the total cumulative shareholder return for C $ 100 invested in the Common Shares since the Company was listed and initiated trading on the TSX with the cumulative total return of the Toronto Stock Exchange’s S&P/TSX Capped Health Care Index (including the reinvestment of dividends) . The Company’s Common Shares commenced trading on the TSX on March 9 , 2021 .

34 Executive officers’ compensation is not based primarily on the performance of the Common Shares and, as such, the NEO’s compensation is not directly correlated to the performance of the Common Shares . Although one of the main focuses of the Company is to create shareholder value, the share price for the Common Shares, as well as other TSX biotechnology companies, is very volatile and does not always reflect the performance of the Company . As it is the Company’s goal to attract and retain experienced executives who are focussed on the long - term success of the Company and creating shareholder value, the compensation of the NEOs is based on the overall performance by the Company and individual contributions rather than tied specifically to the short - term performance of the Common Shares in the market . Principal Elements of Compensation Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above . The Company may adopt additional incentive mechanisms or arrangements to provide the Company with future flexibility in the design of our long - term incentive compensation arrangement in the form of restricted share units and/or performance share unit grants for our officers and employees or eligible directors . Base Salaries Base Salary is provided as a fixed source of compensation for the NEOs . Adjustments to Base Salaries are determined annually and may be increased based on the NEO’s success in meeting or exceeding individual objectives, as well as to maintain market competitiveness . Additionally, Base Salary can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an NEO’s role or responsibilities . The Base Salaries for each NEO that are expected to be earned in fiscal 2025 are as follows: Base Salary (1) Name of Executive Officer C$600,000 James Helliwell, Chief Executive Officer and Director of the Company C$460,000 Alex Rothwell, Chief Financial Officer (2) C$460,000 Amanda Malone, Chief Scientific Officer and Chief Operating Officer C$355,000 Paul Brennan, Chief Business Officer US$425,000 Mark Kowalski, Chief Medical Officer Notes: (1) The figures in this table represent annualized figures based on the current Base Salaries of each NEO . (2) Bruce Cousins retired from the Company as President and Chief Financial Officer on February 17 , 2025 . Bruce Cousins’ annualized Base Salary for the fiscal year 2025 was C $ 360 , 000 . Bruce Cousins will continue to receive his Base Salary until April 28 , 2025 . Alex Rothwell assumed the role of Chief Financial Officer of the Company on February 17 , 2025 .

35 Annual Bonuses Annual Bonuses are designed to motivate the NEOs to meet our business and financial objectives generally and our annual financial performance targets in particular . Annual Bonus targets are set as a percentage of the relevant executive officers’ Base Salary, which varies based on his or her position level . Annual Bonuses paid to each NEO are based in part on the Company’s success in reaching its objectives, and in part on individual performance . The Annual Bonuses that are in effect in fiscal 2025 for each NEO are as follows : Bonus Name of Executive Officer Up to 60% of Base Salary James Helliwell, Chief Executive Officer and Director of the Company Up to 45% of Base Salary Alex Rothwell, Chief Financial Officer Up to 45% of Base Salary Amanda Malone, Chief Scientific Officer and Chief Operating Officer Up to 45% of Base Salary Paul Brennan, Chief Business Officer Up to 45% of Base Salary Mark Kowalski, Chief Medical Officer Equity Compensation The grant of Options pursuant to the Existing Option Plan has been an integral component of the compensation arrangements of the NEOs, and the Company expects this to continue . The Board believes that the grant of Options to the NEOs and Common Share ownership by the NEOs motivates such NEOs to strive towards achievement of the Company’s long - term strategic objectives, which will benefit all shareholders . Options are awarded by the Board based on recommendations of the Compensation Committee . Decisions with respect to Option grants are based upon the individual’s level of responsibility and their contribution towards the Company’s goals and objectives and may be awarded in recognition of the achievement of a particular goal or extraordinary service . Consideration is also given to the number and value of previous grants of Options . The Board considers the overall number of Options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Options and the size of such grants . Particulars of the Existing Stock Option Plan If the Omnibus Plan is approved at the Meeting, Options granted under the Existing Option Plan will remain outstanding and governed by the terms of the Existing Option Plan, but no new Options will be granted under the Existing Option Plan . If the Omnibus Plan is not approved at the Meeting, the Existing Option Plan will remain in place and Options may continue to be granted under the Existing Option Plan . The following is a summary of the principal terms of the Existing Option Plan. Administration The Existing Option Plan is administered by the Board, subject to the Board’s power to delegate such administrative duties and powers as it may seem fit to a director or senior officer or employee of the Company, from time to time . In connection with its administrative role, the Board may make, amend and repeal at any time and from time to time such policies not inconsistent with the Existing Option Plan as it may deem necessary or advisable for the proper administration of the plan . Eupraxia’s administration of

36 the Existing Option Plan is applied in a manner that is consistent with the policies and rules of the TSX and with such other stock exchanges on which the Common Shares may be listed from time to time . The purpose of the Existing Option Plan is to provide an incentive to the officers, employees, Consultants (as defined in the Existing Option Plan) and other personnel of the Company or any of its subsidiaries to achieve the longer - term objectives of the Company ; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company ; and to attract to and retain in the employ of the Company or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company . Eligibility Options may be granted only to any director, officer, employee, Consultant (as defined in the Existing Option Plan) or other personnel of the Company (including any subsidiary of the Company), as the Board may determine . For U . S . optionees, Options may not be granted to employees, directors, officers or Consultants who are providing services only to a “parent” of the Company, as such term is defined in Rule 405 of the U . S . Securities Act of 1933 , unless (i) the Common Shares underlying the Option are treated as “service recipient stock” under Section 409 A of the U . S . Internal Revenue Code of 1986 , as amended, and the rules and regulations thereunder (the “ U . S . Code ”) or (ii) the Company has determined that such Options are exempt from or otherwise comply with Section 409 A of the U . S . Code . Securities Each Option entitles the holder thereof (an “ Optionee ”) to purchase one Common Share at an exercise price set at the time of the grant. Exercise Price The exercise price of an Option is determined by the Board at the time of the grant, but will be no lower than the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the relevant date (or on any such other stock exchange, inter - dealer quotation network or other organized trading facility on which the Common Shares trade or are quoted from time to time) (the “ Fair Market Value ”) . If the Common Shares are suspended from trading or have not traded on the TSX or another stock exchange, inter - dealer quotation network or other organized trading facility for an extended period, the exercise price will be no lower than the Fair Market Value of the Common Shares at the time of the grant as determined by the Board in its sole discretion acting in good faith, and, with respect to U . S . Optionees, in accordance with Section 409 A of the U . S . Code . Vesting and Exercise Period The vesting and exercise period of an Option are determined by the Board at the time of grant ; however, the expiry date of an Option shall be no later than ten years from the date of grant, or, other than for U . S . Optionees, in the case where the expiry date of an Option occurs during a Blackout Period or within 10 business days after the expiry of the Blackout Period, then the expiry date for the Option will be the date that is the tenth business day after the expiry of the Blackout Period . Cessation of Employment Subject to certain limitations, in the event that an Optionee’s employment is terminated for any reason other than death, retirement, long - term disability or for cause, the Options held by such Optionee may be exercised within 60 days of termination, provided such Options have vested and not expired .

37 Subject to certain limitations, in the event that an Optionee’s employment is terminated due to retirement or as a result of long - term disability, unless the Board determines otherwise, the Options held by such Optionee may be exercised within one year of retirement or termination as a result of long - term disability, provided such Options have vested and not expired . In addition, such Optionee’s unvested Options shall continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long - term disability and the expiry date . Subject to certain limitations, in the event that an Optionee’s employment is terminated by reason of death, unless the Board determines otherwise, the Options held by such Optionee shall become fully vested and may be exercised by the legal personal representative(s) of such Optionee’s estate within one year following the death of the Optionee or prior to the expiry date, whichever is earlier . In the event an Optionee’s employment is terminated for cause, the Options held by such Optionee shall expire and terminate immediately upon such Optionee ceasing to actively provided services to the Company in his or her capacity as a director, officer, employee or consultant, as the case may be . Change of Control Subject to the Board’s ability to accelerate the vesting of Options at any time in its sole discretion, if the Company completes a transaction which results in a “Change of Control” (as defined in the Existing Option Plan), all unvested Options will vest immediately prior to such completion and, if under such transaction the outstanding Options are assumed, substituted or continued by the Company’s successor, if within 90 days (or such other period as the Board determines) following the completion of such transaction an event(s) that would constitute “constructive dismissal” (as defined pursuant to common law) occurs, and if within 90 days (or such other period as the Board determines) following the date of such “constructive dismissal” an Optionee’s employment is terminated (whether at the Optionee’s discretion or otherwise) then all Options held by such Optionee will remain exercisable until the earlier of 90 days (or such other period as the Board determines) from the date of termination and the expiry date thereof . Notwithstanding the foregoing, with respect to any performance - based Options granted under the Existing Option Plan, vesting of an Option will be dependent on achievement of the applicable performance criteria as of the date of the completion of the above - mentioned transaction and/or be prorated to the date of the completion of such transaction, as applicable . Assignment Subject to certain limitations, no assignment, sale, transfer, pledge or charge of an Option, whether voluntary or involuntary, by operation of law or otherwise, vests any interest or right in such Option whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Option shall terminate and be of no further force or effect . Limitations The total number of Common Shares issuable pursuant to the Existing Option Plan, subject to adjustments under the Existing Option Plan, and in combination with the aggregate number of Common Shares which may be issuable under any other security based compensation arrangement adopted by the Company, shall not exceed 18 . 5 % of the Company’s issued and outstanding Common Shares, on a non - diluted basis, at the relevant time . Provided that such maximum number of Common Shares is not exceeded, following the exercise, expiration, cancellation or other termination of any Options under the Existing Option Plan, a number of Common Shares equal to the number of Options or rights so exercised, expired, cancelled or

38 terminated shall automatically become available for issuance in respect of Options that may subsequently be granted under the Existing Option Plan . No fractional Common Shares may be purchased or issued under the Existing Option Plan . In the event the number of Common Shares to be issued upon the exercise of an Option is a fraction, the Optionee will receive the next lowest whole number of Common Shares and will not receive any other form of compensation (cash or otherwise) for the fractional interest . The Existing Option Plan does not impose a limitation on the number of Options that can be granted to any one person . Insider Participation The Existing Option Plan does not include limitations on insider participation . Net Settlement of Options In lieu of exercising an Option, with the prior written approval of the Board, which may be granted or withheld in its sole discretion, an Optionee or the legal personal representative(s) of such Optionee may elect to transfer, surrender and dispose of a specified number of Options, other than ISOs, to the Company in exchange for a number of Common Shares having a Fair Market Value equal to the intrinsic value of such Options disposed of and transferred to the Company (the “ Net Settlement ”) . The decision of whether or not to permit Net Settlement for any Option is in the sole discretion of the Board and is made on a case by case basis . Upon the Net Settlement of Options (the “ Disposed Options ”), the Company shall, subject to any withholding taxes, deliver to the Optionee, that number of fully paid and non - assessable Common Shares (“ X ”) equal to the number of Disposed Options (“ Y ”) multiplied by the quotient obtained by dividing the result of the Fair Market Value of one Common Share, as at the date of exercise (“ B ”) less the exercise price per Common Share (“ A ”) by the Fair Market Value of one Common Share as determined as at the date of exercise (“ B ”) . Expressed as a formula, such number of Common Shares shall be computed as follows : X = (Y) x (B - A) (B) No fractional Common Shares shall be issuable upon the Net Settlement of Options, such Common Shares to be rounded down to the nearest whole number . Upon the occurrence of the foregoing, the number of Common Shares underlying the Options disposed of shall be deducted from the number of Common Shares reserved for issuance under the Existing Option Plan . Amendments without Shareholder Approval Subject to certain exceptions, the Board has the right to suspend, discontinue or amend the Existing Option Plan without the approval of the holders of Common Shares or any other voting securities of the Company . The Board may, without limitation : (i) make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission in the Existing Option Plan or any Option ; (ii) make any addition to, deletion from or alteration of the provisions of the Existing Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Existing Option Plan ; or (iii) make any amendments to clarify existing provisions of the Existing Option Plan or any Option provided that such changes do not have the effect of altering the scope, nature and intent of the Existing Option Plan or any Option .

39 Amendments with Shareholder Approval Subject to certain exceptions, approval from a majority of holders of Common Shares (and other voting securities of the Company) is required to effect the following amendments to the Existing Option Plan : (i) increasing the maximum number of Common Shares issuable pursuant to the Existing Option Plan ; (ii) amendments that would reduce the exercise price of an outstanding Option ; (iii) extending the expiry date of any Option beyond its expiry date determined at the date of grant, except with respect to an expiry date that occurs during a Blackout Period ; provided, that for U . S . Optionees, the Board may not, with or without shareholder approval, extend the expiry date of any Option granted under the Existing Option Plan beyond the expiry date of the Option determined at the date of grant ; (iv) expanding the categories of individuals who are eligible to participate in the Existing Option Plan ; (v) amendments to permit the transfer or assignment of Options, except to permit a transfer to a family member, to an entity controlled by the Optionee or a family member, to a charity or for estate planning or estate settlement purposes ; and (vi) amendments to the amendment provisions of the Existing Option Plan . In addition, for U . S . Optionees, to the extent determined by the plan administrator to be required by the U . S . Code to ensure that ISOs granted under the Existing Option Plan are qualified under Section 422 of the U . S . Code, Existing Option Plan amendments shall be subject to shareholder approval . Burn Rate The Company’s annual burn rate, as described in Section 613 (d) of the TSX Company Manual (the “ Burn Rate ”) under the Existing Option Plan was as follows : 2022 2023 2024 Year 6.1% 1.1% 6.0% Burn Rate The Burn Rate is calculated by dividing the number of Options granted under the Existing Option Plan during the relevant fiscal year by the weighted average number of securities outstanding for the applicable year, as described in Section 613 (p) of the TSX Company Manual . Compensation Governance The Company’s Compensation Committee comprised of Richard Glickman (Chair), Simon Pimstone and Michael Wilmink, each of whom are considered “independent” pursuant to NI 52 - 110 and pursuant to Rule 5605 (d)(2) of the Nasdaq Listing Rules . The Compensation Committee is responsible for administering Eupraxia’s compensation philosophy considering all risks associated with the Company’s compensation policies and practices . The Compensation Committee ensures that its compensation strategy is balanced in that it will motivate employees, while at the same time ensuring its compensation strategy is competitive to attract and retain high quality employees . Each member of the Compensation Committee has business and other experience which is relevant to their position as a member of the Compensation Committee . By virtue of their differing professional backgrounds, business experience, knowledge of the Company’s industry, knowledge of corporate governance practices and, where appropriate, service on compensation committees of other reporting issuers and experience interacting with external consultants and advisors, the members of the Compensation Committee are able to make decisions on the suitability of the Company’s compensation policies and practices . See “ Election of Directors – Director Biographies ” for a description of each Compensation Committee members’ experience and education .

40 The charter of the Compensation Committee sets forth the purpose, composition, authority and responsibility of the Company’s Compensation Committee . The charter of the Compensation Committee provides that it is responsible for, among other things, the following matters :  recommending to the Board compensation policies and guidelines for the Company, as well as recommending any necessary changes to current compensation policies and procedures ;  ensuring that the Company has in place programs to attract and develop management of the highest caliber ;  reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and other executive officers, evaluating the performance of the CEO and the other executive officers in light of those goals and objectives and approving their annual compensation levels, including salaries, bonuses, and Option grants based on such evaluation ;  reviewing the compensation of directors for service on the Board and its committees and recommending to the Board the annual Board member compensation package, including retainer, committee member and chair retainers, Board and committee meeting attendance fees and any other form of compensation, such as Option grants or stock awards ;  annually receiving from the Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees ;  regularly reporting to the Board on all of the Compensation Committee’s activities and findings during the year ;  reviewing executive compensation disclosure before the Company publicly discloses such information ;  periodically review and make recommendations to the Board with respect to succession planning matters concerning the Chief Executive Officer and other executive officers, as well as general executive development programs, after consideration of the objectives of the Diversity Policy of the Company; and  review and recommend for Board approval the adoption or amendment of equity - based compensation plans of the Company and make recommendations to the Board with respect to any grants under equity - based compensation plans of the Company. Executive Compensation - Related Fees The fees disclosed next to the caption “Executive Compensation - Related Fees” are the aggregate fees billed by each consultant or advisor, or any of its affiliates, for services related to determining compensation for any of the Company’s directors and executive officers . The fees disclosed next to the caption “All Other Fees” are the aggregate fees billed for all other services provided by each consultant or advisor, or any of its affiliates, that are not reported next to the caption “Executive Compensation - Related Fees” . 2023 2024 Nature of Fee (1) $5,112 $5,625 Executive Compensation - Related Fees $50,789 (2) $50,297 (2) All Other Fees Notes: (1) Represents the amounts paid in fiscal years 2024 and 2023. The amounts paid to the consultants were paid in Canadian dollars and were converted to U.S. dollars using the Bank of Canada’s average Canadian to U.S. dollar exchange rates as follows:

41 2024 $0.7300 2023 $0.7409 (2) The fees relate to general human resource services provided by the Company’s human resources consultant. See “ Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders ” for details. Compensation Risks The Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with the Company’s compensation policies and practices and devotes such time and resources as it believes to be necessary in the circumstances . The Company’s practice of compensating its officers primarily through a mix of Base Salary, Annual Bonus and Equity Compensation is designed to mitigate risk by : (i) ensuring that the Company retains such officers ; and (ii) aligning the interests of its officers with the short - term and long - term objectives of the Company and the shareholders of the Company . The Board, together with the Compensation Committee, use a number of strategies to reduce the risk associated with compensation, including :  discussing the principal risks associated with the Company’s compensation policies and practices and providing oversight of appropriate systems to manage such risks ;  ensuring that any compensation policies and practices that could encourage individuals within the Company to take inappropriate or excessive risks are identified, reported and mitigated ;  reviewing and approving annual corporate objectives and then assessing performance against these objectives when awarding the individual performance component of the executive officers’ Annual Bonus ;  considering the Company’s performance relative to its peers when reviewing the corporate performance component of the executive officers’ Annual Bonus ; and  setting standard vesting terms on Option grants which align Optionees’ interests with longer - term growth of the Company . As at the date of this Circular, the Board had not identified risks arising from the Company’s proposed compensation policies and practices that are reasonably likely to have a material adverse effect on the Company . Hedging by Named Executive Officers or Directors Under the Company’s Insider Trading Policy, directors, officers (including NEOs) and employees of the Company are prohibited from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director, officer or employee . External Management Companies The Company has not entered into any agreement with any external management company that employs or retains one or more of the NEOs or Directors and the Company has not entered into any understanding, arrangement or agreement with any external management company to provide executive management services to the Company, directly or indirectly, in respect of which any compensation was paid by the Company . Summary Compensation

42 The following table sets out information concerning the fiscal 2024, 2023 and 2022 compensation earned by, paid to, or awarded to the NEOs. Notes : (1) Represents the Base Salary paid in fiscal years 2024, 2023 and 2022. The amounts paid to Dr. James Helliwell, Mr. Bruce Cousins, Dr. Amanda Malone, and Mr. Paul Brennan were paid in Canadian dollars and were converted to U.S. dollars using the Bank of Canada’s average Canadian to U.S. dollar exchange rates as follows: 2024 $0.7300 2023 $0.7409 2022 $0.7685 Bruce Cousins was appointed President and Chief Financial Officer of the Company on May 3 , 2021 , and retired from the Company as President and Chief Financial Officer on February 17 , 2025 . Bruce Cousins will continue to be paid his regular base salary until April 28 , 2025 . Alex Rothwell assumed the role of Chief Financial Officer of the Company on February 17 , 2025 . Paul Brennan was appointed Chief Business Officer of the Company on November 1, 2022. Mark Kowalski was appointed Chief Medical Officer of the Company on May 18, 2023. Represents Options granted March 31, 2022. The Black - Scholes model is used as the methodology to calculate the grant date weighted average fair value (C$1.22) and relied on the following weighted average assumptions and estimates for 2022 calculations: grant date of March 31, 2022, share price and exercise price of C$1.90, expected stock price volatility of 72.50%, risk free interest rate of 2.42%, assumption of annual rate of dividends of 0%, and expected life of options of 5.75 years. Represents Options granted December 9, 2022. The Black - Scholes model is used as the methodology to calculate the grant date weighted average fair value (C $ 2 . 70 ) and relied on the following weighted average assumptions and estimates for 2022 calculations : grant date of December 9 , 2022 , share price and exercise price of C $ 3 . 85 , expected stock price volatility of 82 . 02% , risk free interest rate of 2 . 95% , assumption of annual rate of dividends of 0% , and expected life of options of 5 . 75 years . Represents a one - time Options granted May 18 , 2023 when Mark Kowalski joined the Company as Chief Medical Officer . The Black - Scholes model is used as the methodology to calculate the grant date fair value (C $ 4 . 74 ) and relied on the following weighted average assumptions and estimates for 2023 calculations : grant date of May 18 , 2023 , share price and exercise price of C $ 6 . 84 , expected stock price volatility of 80 . 12% , risk free interest rate of 3 . 32% , assumption of annual rate of dividends of 0% , and expected life of options of 5 . 75 years . (2) (3) (4) (5) (6) (7) Termination and Change of Control Benefits The termination provisions contained in James Helliwell, Alex Rothwell, Amanda Malone, Paul Brennan, and Mark Kowalski’s employment contracts, which specify that if any of these five individuals are terminated by the Company without cause, the Company must provide each of them with written notice of termination or pay in lieu of such notice (or any combination thereof) in accordance with the following provisions : Total Compensation ($) All other Compensation ($) Non - Equity Incentive Plan Compensation Option Based Award Share - Based Awards Salary or Retainer ($) (1) Year Name and Principal Position Long - Term Annual 1,383,501 Nil Nil 189,225 800,059 Nil 394,218 2024 James. A Helliwell 517,299 Nil Nil 154,282 Nil Nil 363,017 2023 CEO & Director 999,652 Nil Nil 135,249 526,280 (5)(6) Nil 338,128 2022 530,148 Nil Nil 97,452 161,999 Nil 270,696 2024 Bruce Cousins (2) 368,721 Nil Nil 102,015 Nil Nil 266,706 2023 Former President & 595,343 Nil Nil 92,677 245,232 (5)(6) Nil 257,435 2022 Chief Financial Officer 776,949 Nil Nil 113,009 350,026 Nil 313,914 2024 Amanda Malone 368,721 Nil Nil 102,015 Nil Nil 266,706 2023 Chief Scientific 595,343 Nil Nil 92,677 245,232 (5)(6) Nil 257,435 2022 Officer and Chief Operating Officer 445,821 Nil Nil 46,649 140,010 Nil 259,162 2024 Paul Brennan (3) 343,118 Nil Nil 94,933 Nil Nil 248,185 2023 Chief Business 291,487 Nil Nil Nil 248,581 (6) Nil 42,906 2022 Officer 718,010 Nil Nil 153,000 140,010 Nil 425,000 2024 Mark Kowalski (4) 988,793 Nil Nil 98,719 632,271 (7) Nil 257,803 2023 Chief Medical Nil Nil Nil Nil Nil Nil Nil 2022 Officer

43 James Helliwell Under Dr . Helliwell’s employment agreement, termination of employment without cause entitles Dr . Helliwell to receive any unpaid salary, any approved but unpaid bonus, any incurred expenses upon termination for any reason, a lump sum amount equal to twenty - four months of Dr . Helliwell’s Base Salary at that time and the equivalent of one - year’s bonus payment based on the average bonus paid to Dr . Helliwell in the preceding two years or an average of target bonus for that year if bonuses for those years have not yet been determined . Upon termination of Dr . Helliwell’s employment without cause, Dr . Helliwell will also be entitled to exercise any outstanding vested Options at the earlier of sixty days from the effective date of termination and the expiry date of such Options . Termination with cause entitles Dr. Helliwell to receive only any unpaid salary to the date of termination. In the event that Dr . Helliwell, in the twelve - month period following a change of control, is terminated without cause or for good reason, then he will be entitled to receive a payment equal to the sum of : (a) any unpaid salary ; and (b) an amount equal to two times Dr . Helliwell’s Base Salary at that time . In the circumstances where Dr . Helliwell is terminated without cause or for good reason within twelve months of a change of control, he will also continue to participate in the applicable benefit plans in which he participated on the date immediately preceding the date of termination of employment until the second anniversary of such date of termination of employment, and will receive comparable replacement coverage for twenty - four months from the effective date of termination in the event that any such benefits cannot be continued by the Company . Further, unvested outstanding equity grants will automatically vest in such circumstances and he will be permitted to exercise any such equity grants until expiry thereof, subject to the terms of the underlying compensation plans for such outstanding equity grants, as the case may be . Alex Rothwell Under Mr . Rothwell’s employment agreement, termination of employment without cause entitles Mr . Rothwell to receive any unpaid salary, any accrued but unused vacation pay, any approved but unpaid bonus, any incurred expenses upon termination for any reason, a lump sum amount equal to nine months of Mr . Rothwell’s Base Salary at that time, with an additional one month’s Base Salary for each completed year of service, to a maximum of twelve months’ Base Salary . An additional lump sum payment equal to the average bonus payment paid to Mr . Rothwell in the preceding two years or an average of target bonus for that year if bonuses for those years have not yet been determined, pro rated for the number of months of notice . Upon termination of Mr . Rothwell’s employment without cause, unvested Options scheduled to vest in the year of termination, will vest, pro rated for the number of months of notice . Termination with cause entitles Mr . Rothwell to receive only any unpaid salary, any accrued but unused vacation pay, and any properly - incurred business expenses prior to the date of termination . In the event that Mr . Rothwell, in the twelve - month period following a change of control, is terminated without cause or for good reason, then he will be entitled to receive a payment equal to the sum of : (a) any unpaid salary, accrued but unused vacation pay, approved but unpaid bonus, and properly incurred expenses ; and (b) an amount equal to two times Mr . Rothwell’s Base Salary at that time . In the circumstances where Mr . Rothwell is terminated without cause or for good reason within twelve months of a change of control, he will also continue to participate in the applicable benefit plans in which he participated on the date immediately preceding the date of termination of employment until the second anniversary of such date of termination of employment, and will receive comparable replacement coverage for twenty - four months from the effective date of termination in the event that any such benefits cannot be continued by the Company . Further, unvested outstanding equity grants will automatically vest in such

44 circumstances and he will be permitted to exercise any such equity grants until expiry thereof, subject to the terms of the underlying compensation plans for such outstanding equity grants, as the case may be . Amanda Malone Under Dr . Malone’s employment agreement, termination of employment without cause entitles Dr . Malone to receive any unpaid salary, any approved but unpaid bonus, any incurred expenses upon termination for any reason, a lump sum amount equal to twelve months of Dr . Malone’s Base Salary at that time and an additional lump sum payment equal to the average bonus payment paid to Dr . Malone in the preceding two years or an average of target bonus for that year if bonuses for those years have not yet been determined, pro rated for a period of six months . Upon termination of Dr . Malone’s employment without cause, Dr . Malone will also be entitled to exercise any outstanding vested Options at the earlier of sixty days from the effective date of termination and the expiry date of such Options . Termination with cause entitles Dr. Malone to receive only any unpaid salary to the date of termination. In the event that Dr . Malone, in the twelve - month period following a change of control, is terminated without cause or for good reason, then she will be entitled to receive a payment equal to the sum of : (a) any unpaid salary ; and (b) an amount equal to two times Dr . Malone’s Base Salary at that time . In the circumstances where Dr . Malone is terminated without cause or for good reason within twelve months of a change of control, she will also continue to participate in the applicable benefit plans in which she participated on the date immediately preceding the date of termination of employment for a period of twenty - four months after such date of termination of employment, and will receive comparable replacement coverage for twenty - four months from the effective date of termination in the event that any such benefits cannot be continued by the Company . Further, unvested outstanding equity grants will automatically vest in such circumstances and she will be permitted to exercise any such equity grants until expiry thereof, subject to the terms of the underlying compensation plans for such outstanding equity grants, as the case may be . Paul Brennan Under Mr . Brennan’s employment agreement, termination of employment without cause entitles Mr . Brennan to receive any unpaid salary, any approved but unpaid bonus, any incurred expenses upon termination for any reason, a lump sum amount equal to nine months of Mr . Brennan’s Base Salary at that time, with an additional one month’s Base Salary for each completed year of service, to a maximum of twelve months’ Base Salary . An additional lump sum payment equal to the average bonus payment paid to Mr . Brennan in the preceding two years or an average of target bonus for that year if bonuses for those years have not yet been determined, pro rated for the number of months of notice . Upon termination of Mr . Brennan’s employment without cause, Mr . Brennan will also be entitled to exercise any outstanding vested Options at the earlier of sixty days from the effective date of termination and the expiry date of such Options . Termination with cause entitles Mr. Brennan to receive only any unpaid salary to the date of termination. In the event that Mr . Brennan, in the twelve - month period following a change of control, is terminated without cause or for good reason, then he will be entitled to receive a payment equal to the sum of : (a) any unpaid salary ; and (b) an amount equal to two times Mr . Brennan’s Base Salary at that time . In the circumstances where Mr . Brennan is terminated without cause or for good reason within twelve months of a change of control, he will also continue to participate in the applicable benefit plans in which he participated on the date immediately preceding the date of termination of employment until the second

45 anniversary of such date of termination of employment, and will receive comparable replacement coverage for twenty - four months from the effective date of termination in the event that any such benefits cannot be continued by the Company . Further, unvested outstanding equity grants will automatically vest in such circumstances and he will be permitted to exercise any such equity grants until expiry thereof, subject to the terms of the underlying compensation plans for such outstanding equity grants, as the case may be . Mark Kowalski Termination with cause entitles Mr . Kowalski to receive : (i) Base Salary through the effective date of the termination or resignation, as applicable ; (ii) reimbursement of all business expenses for which Mr . Kowalski is entitled to be reimbursed, but for which Mr . Kowalski has not yet been reimbursed ; (iii) the right to continue health care benefits under COBRA, at Mr . Kowalski’s cost, to the extent required and available by law ; and (iv) no other severance or benefits of any kind, unless required by law or pursuant to any other written Company plans or policies, as then in effect (together, the “ Accrued Severance Benefits ”) . Under Mr . Kowalski’s employment agreement, termination of employment without cause entitles Mr . Kowalski to receive (A) the Accrued Severance Benefits (B) continuing severance pay at a rate equal to one hundred percent ( 100% ) of Executive’s Base Salary, as then in effect (less applicable withholding), for a period of nine (9) months from the date of such termination and an additional one (1) month thereafter for each full year that Executive has been employed with the Company, up to a maximum period (in the aggregate) of twelve (12) months, (such aggregate number of months, the “ Severance Period ”) to be paid periodically in accordance with the Company’s normal payroll practices ; (C) An additional lump sum payment equal to the average bonus payment paid to the Executive in the preceding two (2) years or an average of target bonus for that year if bonuses for those years have not yet been determined, pro - rated for the number of months of notice, (D) accelerated vesting of the number of Common Shares subject to the Option that would have vested had Executive’s employment continued through the Severance Period ; (E) no other severance or benefits of any kind, unless required by law or pursuant to any written Company plans or policies, as then in effect . In the event that Mr . Kowalski, in the twelve - month period following a change of control, is terminated without cause or for good reason, then he will be entitled to receive : (A) the Accrued Severance Benefits ; (B) a lump sum payment equivalent to twenty - four (24) months of Executive’s Base Salary, as then in effect (less applicable withholding) ; (C) accelerated vesting of the unvested portion of the Option ; and (D) no other severance or benefits of any kind, unless required by law or pursuant to any written Company plans or policies, as then in effect . The following table discloses the estimated amounts payable to those NEOs under a termination without cause or upon the occurrence of a change of control . Amounts disclosed in the table below assume that the NEOs termination of employment and/or a change of control (or, as applicable, termination following the change of control) occurred on December 31 , 2024 . Change of Control Termination without Cause (1) Name and Principal Position C$880,000 C$1,061,750 James Helliwell, Chief Executive Officer and Director of the Company C$920,000 C$460,000 Alex Rothwell, Chief Financial Officer (2) C$670,000 C$397,650 Amanda Malone, Chief Scientific Officer and Chief Operating Officer C$670,000 C$364,313 Paul Brennan, Chief Business Officer US$830,000 US$451,313 Mark Kowalski

Name and Principal Position	Termination without Cause[(1)]	Change of Control
Chief Medical Officer		

Notes:

(1) Each of James Helliwell, Alex Rothwell, Amanda Malone, Paul Brennan and Mark Kowalski will receive a lump sum amount equal to twenty-four months, twelve months, twelve months, ten months and nine months of their respective Base Salaries, and a lump sum bonus payment in the event of termination without cause pursuant to the terms of their respective employment agreement. The lump sum payable in respect of past bonus payments has been provided based on the current target bonus amounts under each respective employment agreement.

(2) Alex Rothwell was appointed Chief Financial Officer of the Company on February 17, 2025.

Pension Plan Benefits

Eupraxia does not anticipate having any deferred compensation plan or pension plan that provide for payments or benefits at, following or in connection with retirement.

Stock Options and Other Compensation Securities

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the option-based and share-based awards for each NEO that were outstanding as of December 31, 2024.

	Option-Based Awards				Share-Based Awards		
Name	**Number of Securities Underlying Unexercised Options**	**Exercise Price (C$)**	**Option Expiration Date**	**Value of Unexercised In-The-Money Options[(1)] (C$)**	**Number of Common Shares or Units of Common Shares That Have Not Vested**	**Market or Payout Value of Share-based Awards That Have Not Vested ($)**	**Market or Payout Value of Vested Share-Based Awards not paid out or distributed**
James A. Helliwell *Chief Executive Officer*	50,000	8.00	Mar 31, 2025	Nil	Nil	Nil	Nil
	18,750	8.00	Nov 2, 2025	Nil			
	64,750	8.00	Mar 5, 2028	Nil			
	168,750	8.00	Mar 9, 2031	Nil			
	142,000	1.90	Mar. 31, 2032	370,620			
	190,000	3.85	Dec. 9, 2032	125,400			
	400,000	3.96	May 13, 2034	220,000			
Bruce Cousins[(2)] *Former President and Chief Financial Officer*	257,000	8.00	May 3, 2031	Nil	Nil	Nil	Nil
	63,000	1.90	Mar. 31, 2032	164,430			
	90,000	3.85	Dec. 9, 2032	59,400			
	35,000	3.96	May 13, 2034	19,250			
	50,000	3.82	May 28, 2034	34,500			
Amanda Malone *Chief Scientific Officer and Chief Operating Officer*	12,500	8.00	Mar 31, 2025	Nil	Nil	Nil	Nil
	3,750	8.00	Nov 2, 2025	Nil			
	30,000	8.00	Mar 5, 2028	Nil			
	75,000	8.00	Mar 9, 2031	Nil			
	63,000	1.90	Mar. 31, 2032	164,430			
	90,000	3.85	Dec. 9, 2032	59,400			
	175,000	3.96	May 13, 2034	96,250			

46

	Option-Based Awards				Share-Based Awards		
Name	**Number of Securities Underlying Unexercised Options**	**Exercise Price (C$)**	**Option Expiration Date**	**Value of Unexercised In-The-Money Options[(1)] (C$)**	**Number of Common Shares or Units of Common Shares That Have Not Vested**	**Market or Payout Value of Share-based Awards That Have Not Vested ($)**	**Market or Payout Value of Vested Share-Based Awards not paid out or distributed**
Paul Brennan *Chief Business Officer*	120,000 70,000	3.85 3.96	Dec. 9, 2032 May 13, 2034	79,200 38,500	Nil	Nil	Nil
Mark Kowalski *Chief Medical Officer*	180,000 70,000	6.84 3.96	May 18, 2033 May 13, 2034	Nil 38,500	Nil	Nil	Nil

Notes:

(1) Calculated using the closing price of the Company's Common Shares on the TSX on December 31, 2024 of $4.51 and subtracting the exercise price of the in-the-money Options. These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company's Common Shares on the date of exercise.

(2) Bruce Cousins retired from the Company as President and Chief Financial Officer on February 17, 2025. Alex Rothwell assumed the role of Chief Financial Officer of the Company on February 17, 2025.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year[(1)] (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
James A. Helliwell *Chief Executive Officer*	88,991	Nil	Nil
Bruce Cousins *Former President and Chief Financial Officer*	40,325	Nil	Nil
Amanda Malone *Chief Scientific Officer and Chief Operating Officer*	40,325	Nil	Nil
Paul Brennan *Chief Business Officer*	17,740	Nil	Nil
Mark Kowalski Chief Medical Officer	Nil	Nil	Nil

Notes:

(1) The aggregate value of the option-based awards vested during the financial year is based on the difference between the closing market price of the Common Shares on the TSX on the vesting date of the options and the exercise price of the options. The total value is converted to U.S. dollars at the Bank of Canada's average exchange rate for 2024 of $0.7300.

DIRECTOR COMPENSATION

The Company's director compensation program is designed to attract and retain individuals with the relevant skills and knowledge to serve on the Board. The Company's director compensation also serves to align the interests of the directors of the Company with those of the shareholders of the Company. Eupraxia's director compensation program reflects the Company's relative size and reinforces the importance of shareholder value. The compensation program takes into account the time commitment, duties, and responsibilities of the directors of the Company, and director compensation practices at

47

comparable companies. While director compensation amounts are not based on corporate performance, the Board has a formal performance assessment process to ensure director effectiveness and engagement.

Each director is entitled to participate in any security-based compensation arrangement or other plan adopted by Eupraxia with the approval of the Board and/or Eupraxia's shareholders, as may be required by applicable law or TSX policies.

Eupraxia reimburses directors for expenses incurred on Eupraxia's behalf. No additional fees, including meeting fees are paid to directors.

The following chart outlines the Company's director compensation program for non-employee directors. All amounts below are expressed in Canadian dollars.

Type of Fee		**Cash Compensation**	**Equity Compensation**[(1)(2)]
Board Retainer	Board Chair	$17,500/quarter	45,000 Options/year
	Board Member[(1)]	$10,000/quarter	45,000 Options/year
Audit Committee Retainer	Committee Chair	$5,000/quarter	
	Committee Member	$2,250/quarter	
Compensation Committee Retainer	Committee Chair	$3,750/quarter	
	Committee Member	$1,625/quarter	
Nominating and Governance Committee	Committee Chair	$2,500/quarter	
	Committee Member	$1,250/quarter	

Notes:
(1) New members of the Board will receive a one-time grant of 90,000 Options.
(2) For annual option grants, 100% of the Options will vest on the grant date of such Options.

The following table sets out information concerning the fiscal 2024 compensation earned by, paid to, or awarded to the directors of the Company.

Director	Fees Earned[(1)]	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Simon Pimstone	**$41,612**	Nil	85,636	Nil	Nil	**$127,248**
Paul Geyer	**$23,215**	Nil	85,636	Nil	Nil	**$108,851**
Richard Glickman	**$29,420**	Nil	85,636	Nil	Nil	**$115,056**
John Montalbano	**$29,420**	Nil	85,636	Nil	Nil	**$115,056**
Michael Wilmink	**$23,215**	Nil	85,636	Nil	Nil	**$108,851**
Joseph Freedman[(2)]	**$3,224**	Nil	190,687	Nil	Nil	**$193,911**

Notes:
(1) Represents retainer fees for 2024. The amounts paid to Mr. Simon Pimstone, Mr. Paul Geyer, Mr. Richard Glickman, and Mr. John Montalbano were paid in Canadian dollars and were converted to U.S. dollars using the Bank of Canada's average Canadian to U.S. dollar exchange rate of $0.7300 for 2024.
(2) Joseph Freedman was appointed as director on October 31, 2024.

Other than as discussed above, the Company has no arrangements, standard or otherwise, pursuant to which independent directors are compensated by the Company or its subsidiaries for their services in their capacity

48

as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Circular. The Company does, however, reimburse the independent directors for all reasonable out-of-pocket costs incurred by them in connection with their services to the Company.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets out the option-based and share-based awards for each director of the Company that are outstanding as at December 31, 2024.

	Option-Based Awards				Share-Based Awards		
Name	**Number of Securities Underlying Unexercised Options**	**Exercise Price (C$)**	**Option Expiration Date**	**Value of Unexercised In-The-Money Options (C$)(1)**	**Number of Common Shares or Units of Common Shares That Have Not Vested**	**Market or Payout Value of Share-based Awards That Have Not Vested**	**Market or Payout Value of Vested Share-Based Awards not paid out or distributed**
Simon Pimstone	43,750	8.00	Mar 31, 2025	Nil	Nil	Nil	Nil
	25,000	8.00	Nov 2, 2025	Nil			
	68,750	8.00	Mar 5, 2028	Nil			
	55,000	8.00	Mar 9, 2031	Nil			
	10,000	2.02	Dec 9, 2031	24,900			
	15,000	3.85	Dec. 9, 2032	9,900			
	45,000	3.96	May 13. 2034	24,750			
Paul Geyer	25,000	8.00	Mar 31, 2025	Nil	Nil	Nil	Nil
	12,500	8.00	Nov 2, 2025	Nil			
	48,750	8.00	Mar 5, 2028	Nil			
	30,000	8.00	Mar 9, 2031	Nil			
	10,000	2.02	Dec 9, 2031	24,900			
	15,000	3.85	Dec. 9, 2032	9,900			
	45,000	3.96	May 13. 2034	24,900			
Richard Glickman	125,000	8.00	Mar 9, 2031	Nil	Nil	Nil	Nil
	10,000	2.02	Dec 9, 2031	24,900			
	15,000	3.85	Dec. 9, 2032	9,900			
	45,000	3.96	May 13. 2034	24,900			
John Montalbano	25,000	8.00	Mar 31, 2025	Nil	Nil	Nil	Nil
	12,500	8.00	Nov 2, 2025	Nil			
	48,750	8.00	Mar 5, 2028	Nil			
	37,500	8.00	Mar 9, 2031	Nil			
	10,000	2.02	Dec 9, 2031	24,900			
	15,000	3.85	Dec. 9, 2032	9,900			
	45,000	3.96	May 13. 2034	24,900			
Michael Wilmink	25,000	8.00	Mar 31, 2025	Nil	Nil	Nil	Nil
	12,500	8.00	Nov 2, 2025	Nil			
	32,500	8.00	Mar 5, 2028	Nil			
	30,000	8.00	Mar 9, 2031	Nil			
	10,000	2.02	Dec 9, 2031	24,900			
	15,000	3.85	Dec. 9, 2032	9,900			
	45,000	3.96	May 13. 2034	24,900			
Joseph Freedman	90,000	4.66	Dec. 10, 2034	Nil	Nil	Nil	Nil

49

50 Notes: (1) Calculated using the closing price of the Company’s Common Shares on the TSX on December 31 , 2024 , of C $ 4 . 51 and subtracting the exercise price of the in - the - money Options . These Options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company’s Common Shares on the date of exercise . Incentive Plan Awards – Value Vested or Earned During the Year Non - equity incentive plan compensation – Value earned during the year (US$) Share - based awards – Value vested during the year (US$) Option - based awards – Value vested during the year (US$) Name Nil Nil 117,304 Simon Pimstone Nil Nil 117,304 Paul Geyer Nil Nil 117,304 Richard Glickman Nil Nil 117,304 John Montalbano Nil Nil 117,304 Michael Wilmink Nil Nil 261,203 Joseph Freedman SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS In connection with the listing of Common Shares on the TSX following the Company’s initial public offering, the Company amended and restated the Existing Option Plan in order to comply with the requirements of the TSX and to be competitive with the benefit programs of other companies in the life sciences industry . The Board intends to use the Options issued under the Existing Option Plan as part of the Company’s overall executive compensation plan . Equity Compensation Plan Information The following table sets forth the number and price of Common Shares issuable under the Existing Option Plan, being the only compensation plan under which Common Shares are authorized for issuance, as of December 31 , 2024 , the Company’s most recently completed financial year end . Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) Weighted - average exercise price of outstanding options, warrants and rights Number of securities to be issued upon exercise of outstanding options, warrants and rights Plan Category 1,285,827 C$5.50 5,307,870 Equity compensation plans approved by securityholders N/A N/A N/A Equity compensation plans not approved by securityholders

51 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS Aggregate Indebtedness Other than as set out below, none of the directors, executive officers or employees of the Company or former directors, executive officers or employees of the Company or its subsidiaries have any indebtedness outstanding to the Company or any of the subsidiaries as at the date hereof and no indebtedness of these individuals to another entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of the subsidiaries as at the date hereof . Additionally, no individual who is, or at any time during the Company’s last financial year was, a director or executive officer of the Company, proposed management nominee for director of the Company or associate of any such director, executive officer or proposed nominee is as at the date hereof, or at any time since the beginning of the Company’s last financial year has been, indebted to the Company or any of its subsidiaries or to another entity where the indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, including indebtedness for security purchase or any other programs . Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs Amanda Malone, the Chief Scientific Officer and Chief Operating Officer of the Company, holds 225 Class B Common Shares of Eupraxia Pharma Inc . , a subsidiary of the Company . On January 31 , 2021 , the Company, certain subsidiaries of the Company and Dr . Malone entered into a Contribution Agreement (the “Contribution Agreement”) providing that, in the event of a non - voluntary exchange of the Class B Common Shares into Common Shares of the Company, the Company would loan Dr . Malone an amount equal to any resulting tax liability . The Contribution Agreement further provides that, in the event the Company is prohibited from making the loan under applicable law or any stock exchange requirements, the parties will negotiate in good faith to modify the agreement so as to reflect the original intent of the parties as closely as possible in a mutually acceptable manner . In the first quarter of 2024 , the Company became a reporting issuer pursuant to the rules of the United States Securities and Exchange Commission (“ SEC ”) and, in April 2024 , the Company’s Common Shares were listed for trading on the Nasdaq Capital Market . As a result, the Company is prohibited from making a loan under the Contribution Agreement . INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting . INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or any proposed transaction which has materially affected or would materially effect the Company or any of its subsidiaries . MANAGEMENT CONTRACTS

52 Except as set out herein , there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company . ADDITIONAL INFORMATION Additional information relating to the Company is available on the Company’s SEDAR+ profile at www . sedarplus . ca and on the Company’s website at www . eupraxiapharma . com . The Company’s filings with the U . S . Securities and Exchange Commission are available at www . sec . gov . Shareholders may obtain without charge additional copies of the Company’s latest consolidated financial statements, together with the auditor’s report and management’s discussion and analysis for the Company’s most recently completed financial year by contacting the Company at telephone (250) 509 - 3968 , by mail : Suite 201 , 2067 Cadboro Bay Road, Victoria, BC, V 8 R 5 G 4 , via email at info@eupraxiapharma . com or via the Company’s website . Financial information regarding the Company is provided in its consolidated financial statements and management’s discussion and analysis for the financial years ended December 31 , 2024 and 2023 . The Company is a “foreign private issuer” as such term is defined in Rule 3 b - 4 under the 1934 Act, as amended, and is therefore not subject to the same requirements that are imposed upon U . S . domestic issuers by the U . S . securities laws . Under the 1934 Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U . S . domestic reporting companies . As a result, we do not file the same reports that a U . S . domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws . OTHER MATTERS The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular . DIRECTORS’ APPROVAL The contents of this Circular and its distribution to shareholders have been approved by the Board of the Company. DATED at Victoria, British Columbia, April 25, 2025. BY ORDER OF THE BOARD (signed) James A. Helliwell James A. Helliwell Chief Executive Officer and Director

SCHEDULE A Audit Committee Charter (See attached)

AUDIT COMMITTEE CHARTER PURPOSE The primary function of the Audit Committee is to assist the board of directors (the “ Board ”) of Eupraxia Pharmaceuticals Inc . (the “ Company ”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the accounting and financial reporting processes of the Company, the systems of internal controls and management information systems established by the senior officers of the Company (“ Management ”) including cybersecurity, and information security and disaster recovery plans, and the Company’s internal and external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements . The Audit Committee is a standing committee of the Board of the Company appointed as required by (i) National Instrument 52 - 110 - Audit Committees (“ NI 52 - 110 ”) (ii) Rule 5605 of the NASDAQ Stock Market Rules (“ Rule 5605 ”) and (iii) Rule 10 A - 3 under the United States Securities Exchange Act of 1934 , as amended (“ Rule 10 A - 3 ”) . The Audit Committee is accountable to the Board . In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board . The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management . RESPONSIBILITIES Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board . Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole . External Auditors The Audit Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company . For this purpose, the Audit Committee may consult with Management . The external auditors shall report directly to the Audit Committee . In addition, the Audit Committee : a. shall determine (i) whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select a suitable alternative for nomination ; and (ii) the amount of compensation payable to the external auditors ; b. resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

4866 - 1313 - 5748.5 c. provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable; d. evaluates and ensures the independence of the external auditors, including by (i) pre - approving any non - audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any, (ii) obtaining from the external auditor a formal written statement delineating all relationships between the external auditor and the Company, (iii) actively engaging in a dialogue with the external auditor with respect to the written statement, including any disclosed relationships or services that may impact the objectivity and independence of the external auditor, any other matters required by regulatory bodies and any relationships or services that may impact the objectivity and independence of the external auditors and (iv) taking appropriate action to oversee the independence of the external auditor ; e. confirms that the external auditors are a “participating audit” firm for the purpose of National Instrument 52 - 108 – Auditor Oversight and are in compliance with governing regulations ; f. reviews and (i) approves in advance the scope and plans for the audits and the audit fees and (ii) approves in advance (or, where permitted by law and regulations, subsequently) all non - audit and tax services to be performed by the independent auditor that are not otherwise prohibited by law or regulations and any associated fees; g. reviews and evaluates the performance of the external auditors; h. assures the regular rotation of the lead audit partner of Company’s external auditor and considers regular rotation of the accounting firm serving as the Company’s external auditor; i. in accordance with applicable law, adopts policies and procedures for the Audit Committee’s pre - approval, including delegation to one or more members of the Audit Committee, of the engagement of the Company’s external auditors to perform permitted services on an ongoing basis; and j. reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors. Audit and Review Process and Results The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles . To accomplish this, the Audit Committee : a. considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices ; b. reviews the results of the independent audit and the quarterly reviews, and the independent auditor’s opinion on the audited financial statements;

4866 - 1313 - 5748.5 c. consults with management and the external auditors regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits ; d. ensures the external auditors have full, unrestricted access to required information and have the cooperation of management; e. reviews with the external auditors the audit process and standards, as well as regulatory or Company - initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles ; f. reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements ; g. reviews the appropriateness and disclosure of any off - balance sheet matters; h. reviews disclosure of related - party transactions; i. receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements; j. makes recommendations to the Board respecting approval of the audited financial statements; k. meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors ; l. directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and m. meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings. Interim Financial Statements The Audit Committee: a. reviews and determines the Company’s practice with respect to review of interim financial statements by the external auditors; b. conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

4866 - 1313 - 5748.5 c. makes recommendations to the Board respecting approval of the interim financial statements. Involvement with Management The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee: a. reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information ; b. reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review ; reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan ; c. consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies ; d. obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable ; e. reviews Management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management ; f. reviews with Management the Company’s compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company ; and g. reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website . Complaint Procedures The Audit Committee shall adopt and oversee procedures to address complaints received by the Company regarding accounting, internal accounting controls or auditing matters . The procedures shall allow for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters .

4866 - 1313 - 5748.5 Conflicts of Interest The Audit Committee shall review the Company’s policies relating to the avoidance of conflicts of interest and review and approve all payments to be made pursuant to any related party transactions involving executive officers and members of the Board or any significant shareholders of the Company, as may be necessary or desirable under the requirements of any exchange upon which the securities of the Company are listed, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time . The Audit Committee shall consider the results of any review of these policies and procedures by the Company’s external auditors . PROCEDURAL MATTERS The Audit Committee : a. invites the Company’s external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee; b. reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Audit Committee may deem appropriate; c. has the power to conduct or authorize investigations into any matter within the scope of its responsibilities; d. has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee ; e. has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors ; and f. pre - approves non - audit services to be performed by the external auditors in accordance with the provisions of NI 52 - 110 and Rule 2 - 01 (7) of Regulation S - X, taking into consideration whether the delivery of non - audit services will interfere with the independence of the auditors . COMPOSITION The Audit Committee is composed of a minimum of three directors, all of whom are independent pursuant to the requirements of NI 52 - 110 , Rule 10 A - 3 and Rule 5605 , subject to any exemptions or relief that may be granted from such requirements under NI 52 - 110 , Rule 10 A - 3 and Rule 5605 , and have relevant skills and/or experience in the Audit Committee’s areas of responsibility as may be required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded . No member shall have served as the CEO of the Company, or an affiliate, within the past five years, as the CFO of the Company, or an affiliate, within the past three years, or shall have participated in the preparation of the financial statements of the Company or any of the Company’s current subsidiaries within the past three years .

4866 - 1313 - 5748.5 The members of the Audit Committee shall not be members of more than three public company audit committees (including the Company), except for a member with demonstrable financial expertise, such as a former CFO, who shall not be a member of more than four audit committees (including the Company) . Appointment of Committee Members and Vacancies Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board . The Board fills any vacancy on, and may appoint any additional members to, the Audit Committee . Committee Chair The Board appoints a Chair for the Audit Committee. STRUCTURE AND OPERATIONS Meetings The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee . The Audit Committee must meet at least four times each fiscal year, and at such other times during each year as it deems appropriate . Quorum A majority of the members appointed to the Audit Committee constitutes a quorum. Notice of Meetings The Chair o f the Audit Committee arranges to provide notice o f the time and place o f every meeting in writing (including by electronic means) to each member o f the Audit Committee a t least two (2) business days prior to the time fixed for such meeting, provided, however, that a m e m be r may in any manner waive a notice o f a meeting . Attendance o f a member a t a meeting constitutes a waiver o f notice o f the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called . The Chair also ensures that an agenda for the meeting and all required materials for review by the members o f the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived . Absence of Committee Chair If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will choose a Chair to preside at the meeting. Secretary of Committee At each meeting the Audit Committee appoints a secretary who need not be a director of the Company. Attendance of the Company’s Officers at Meetings

4866 - 1313 - 5748.5 The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee. Delegation The Audit Committee may, in its discretion and where permitted by NI 52 - 110 , delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual . Procedure and Records Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings . Funding The Company must provide appropriate funding, as determined by the Audit Committee, for the payment of : a. compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; b. compensation to any advisers engaged by the Audit Committee; and c. ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties. REPORTING AND ASSESSMENT The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto . EFFECTIVE DATE This Charter was approved by the Board on April 5 , 2024 .

SCHEDULE B Omnibus Incentive Plan (See attached)

EUPRAXIA PHARMACEUTICALS INC. 2025 OMNIBUS INCENTIVE PLAN As of the Effective Date, the Plan shall replace the Prior Plan, and no further options or incentive stock options shall be granted under the Prior Plan . All Prior Plan Awards shall be governed by the terms and conditions of the Prior Plan and any award agreements evidencing the applicable Prior Plan Award . Section 1 . Purpose . The purpose of the Plan is to attract, retain and reward those employees, directors and other individuals who are expected to contribute significantly to the success of the Company and its Affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Company’s shareholders and, in general, to further the best interests of the Company and its shareholders . Section 2 . Definitions . As used in the Plan, the following terms shall have the meanings set forth below : “ Act ” means the Securities Act (British Columbia), as amended . Reference to a specific section of the Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation . “ Affiliate ” means : (i) any entity that, directly or indirectly, controls (as well as is controlled by or under common or joint control with) the Company ; or (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Committee ; provided that, unless otherwise determined by the Committee, the Shares subject to any Options or SAR that are granted to a service provider of an Affiliate constitutes “service recipient stock” for purposes of Section 409 A of the Code or otherwise does not subject the Award to the excise tax under Section 409 A of the Code . “ Award ” means any Option, Stock Appreciation Right, award of Restricted Stock, Restricted Stock Unit, Deferred Stock Unit, annual or long - term Performance Award, Other Stock - Based Award or Cash - Based Award granted under the Plan, which may be denominated or settled in Shares, cash, equity interests in any entity with respect to which the Company holds, directly or indirectly, a controlling interest, whether such entity is a corporation, partnership or other entity, or in such other forms as provided for herein . All Awards shall be granted by an Award Agreement . “ Award Agreement ” means the agreement (whether in written or electronic form) or other instrument or document evidencing any Award granted under the Plan, which may, but need not, be executed or acknowledged by a Participant . “ Beneficiary ” means a person or persons entitled to receive payments or other benefits or exercise rights that are available under the Plan in the event of the Participant’s death . If no such person is named by a Participant, such individual’s Beneficiary shall be the individual’s estate . “ Blackout Period ” means a period when the Participant is prohibited from trading in the Company’s securities pursuant to securities regulatory requirements or the Company’s insider trading policy or other applicable policy or requirement of the Company .

- 2 - “ Board ” means the board of directors of the Company. “ Cash - Based Award ” means an Award granted pursuant to Section 11 of the Plan and payable in cash at such time or times and subject to such terms and conditions as determined by the Committee in its sole discretion . “ Change in Control ” means: (a) the acquisition whether directly or indirectly, by a person or company, or any persons or companies acting jointly or in concert (as determined in accordance with the Act and the rules and regulations thereunder) of voting securities of the Company which, together with any other voting securities of the Company held by such person or company or persons or companies, constitute, in the aggregate, more than 50 % of all outstanding voting securities of the Company ; (b) an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding, in the aggregate, 50 % or more of all outstanding voting securities of the Company (including a merged or successor company) resulting from the business combination ; (c) the sale, lease or exchange of all or substantially all of the property of the Company to another person, other than in the ordinary course of business of the Company or to a related entity ; or (d) any other transaction that is deemed to be a “Change of Control” for the purposes of this Plan by the Board in its sole discretion. Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409 A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409 A of the Code to the extent necessary for the Award to comply with Section 409 A of the Code . “ Code ” means the Internal Revenue Code of 1986 , as amended from time to time . Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated thereunder . “ Committee ” means the Compensation Committee of the Board or such other committee as may be designated by the Board . If the Board does not designate the Committee, references herein to the “Committee” shall refer to the Board . “ Company ” means Eupraxia Pharmaceuticals Inc . “ Consultant ” means a person or corporation engaged by the Company to provide services for an initial, renewable or extended period of 12 months or more .

- 3 - “ Deferred Stock Unit ” means a right to receive a Share or at the sole discretion of the Committee, the cash value of one Share, at the end of a specified deferral period, granted under Section 9 . “ Dividend Equivalent ” means a right, granted to a Participant under the plan, to receive cash, shares, other Awards or other property equal in value to dividends paid with respect to Shares . “ Effective Date ” means February 17 , 2025 , which is the date of approval of the Plan by the Board, provided that any Awards granted under the Plan prior to the Company’s next Annual General Meeting following the Effective Date shall be cancelled forthwith if the Plan is not approved by the Company’s shareholders . “ Fair Market Value ” means, for purposes of the Plan, unless otherwise required by any applicable provision of the Code, any regulations issued thereunder or other applicable law, as of any date and except as provided below, the last sales price reported for the Shares on the applicable date : (i) as reported on the TSX, in the case of a Canadian Participant ; or (ii) the NASDAQ in the case of a U . S . Participant or other Participant who is not a Canadian Participant ; or (iii) if the Shares are not traded, listed or otherwise reported or quoted, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate taking into account the requirements of Section 409 A of the Code and any other applicable law . For purposes of the grant of any Award, the applicable date shall be the trading day immediately prior to the date on which the Award is granted . For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or its designee, as applicable, or, if not a day on which the applicable market is open, the next day that it is open . “ Incentive Stock Option ” means an option representing the right to purchase Shares from the Company, granted under and in accordance with the terms of Section 6 , that is intended to be and is designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code . “ Insider ” means : (i) every director or senior officer of the Company ; (ii) every director or senior officer of a company that is itself an Insider or subsidiary of the Company ; (iii) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 % of the voting rights attached to all voting securities of the Company for the time being outstanding other than voting securities held by the person or company as underwriter in the course of a distribution ; (iv) any associate or affiliate of the Insider ; and (v) the Company where it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities . “ NASDAQ ” means the National Association of Securities Dealers Automated Questions. “ Non - Qualified Stock Option ” means an option representing the right to purchase Shares from the Company, granted under and in accordance with the terms of Section 6 , that is not an Incentive Stock Option . “ Option ” means an Incentive Stock Option or a Non - Qualified Stock Option. “ Other Stock - Based Award ” means an Award granted pursuant to Section 11 of the Plan.

- 4 - “ Participant ” means the recipient of an Award granted under the Plan . “ Performance Award ” means an Award granted pursuant to Section 10 of the Plan . “ Performance Goals ” means the goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable based on one or more of the performance goals set forth in the applicable Award Agreement . “ Performance Period ” means the period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are measured or must be satisfied . “ Plan ” means this Eupraxia Pharmaceuticals Inc . 2025 Omnibus Incentive Plan, as the same may be amended from time to time . “ Prior Plan ” means the Company’s Amended and Restated Stock Option Plan, as amended as of the Effective Date . “ Prior Plan Award ” means a grant of options or incentive stock options granted under the Prior Plan . “ Restricted Stock ” means any Share granted under Section 8 . “ Restricted Stock Unit ” means a contractual right granted under Section 8 that is denominated in Shares . Each Restricted Stock Unit represents a right to receive one Share or at the sole discretion of the Committee, the cash value of one Share upon the terms and conditions set forth in the Plan and the applicable Award Agreement . “ Rule 16 b - 3 ” means Rule 16 b - 3 under Section 16 (b) of the Securities Act as then in effect or any successor provision . “ SAR ” or “ Stock Appreciation Right ” means any right granted to a Participant pursuant to Section 7 to receive, upon exercise by the Participant, the excess of (i) the Fair Market Value of one Share on the date of exercise over (ii) the grant price of the right on the date of grant, or if granted in connection with an outstanding Option on the date of grant of the related Option, as specified by the Committee in its sole discretion, which, except in the case of Substitute Awards, shall not be less than the Fair Market Value of one Share on such date of grant of the right or the related Option, as the case may be . “ Securities Act ” means the Securities Act of 1934 , as amended and all rules and regulations promulgated thereunder . Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation . “ Security Based Compensation Arrangement ” means any (i) stock option plans for the benefit of employees, Insiders, service providers or any one of such groups ; (ii) individual stock options granted to employees, service providers or Insiders if not granted pursuant to a plan previously approved by the Company’s securityholders ; (iii) share purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased ; (iv) stock appreciation rights involving issuances of securities

- 5 - from treasury ; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Company ; and (vi) security purchases from treasury by an employee, Insider or service provider which is financially assisted by the Company by any means whatsoever . “ Service ” means the active performance of services for the Company or an Affiliate by a person who is an employee or director of the Company or an Affiliate . Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409 A of the Code, an event shall not be considered to be a termination of “Service” under the Plan for purposes of payment of such Award unless such event is also a “separation from service” within the meaning of Section 409 A of the Code to the extent necessary for the Award to comply with Section 409 A of the Code . “ Shares ” means shares of the common stock of the Company. “ Subsidiary ” means any corporation of which stock representing at least 50 % of the ordinary voting power is owned, directly or indirectly, by the Company . “ Substitute Awards ” means Awards granted in assumption of, or in substitution for, outstanding awards previously granted by a company acquired by the Company or with which the Company combines . “ Transfer ” means : (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law) . “Transferred” and “Transferable” shall have a correlative meaning . “ TSX ” means the Toronto Stock Exchange. “ U.S. Securities Act ” means the United States Securities Act of 1933, as amended. Section 3 . Eligibility . (a) Any employee, director, Consultant or other advisor of, or any other individual who provides services to, the Company or any Affiliate, shall be eligible to be selected to receive an Award under the Plan . Notwithstanding the foregoing, only eligible employees of the Company, its subsidiaries and its parent (as determined in accordance with Section 422 (b) of the Code) are eligible to be granted Incentive Stock Options under the Plan . Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion . (b) An individual who has agreed to accept employment by the Company or an Affiliate shall be deemed to be eligible for Awards hereunder as of the date of such acceptance ; provided that vesting and exercise of Awards granted to such individual are conditioned upon such individual actually becoming an employee of the Company or an Affiliate .

- 6 - (c) Holders of stock options and other types of awards granted by a company acquired by the Company or with which the Company combines are eligible for grant of Substitute Awards hereunder . Section 4. Administration . (a) The Plan shall be administered by the Committee . The Committee shall be appointed by the Board and shall consist of not less than two directors . To the extent required by applicable law, rule or regulation, it is intended that each member of the Committee shall qualify both as a “non - employee director” under Rule 16 b - 3 . If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee prior to such determination shall be valid despite such failure to qualify . The Board may designate one or more directors as alternate members of the Committee who may replace any absent or disqualified member at any meeting of the Committee . (b) Subject to Section 15 , the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable ; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreements relating thereto) ; and to otherwise supervise the administration of the Plan . The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan . The Committee may adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions . (c) Subject to the terms of the Plan and applicable law and the applicable rules of the TSX and NASDAQ and in addition to those authorities provided in Section 4 (c) , the Committee (or its delegate) shall have full power and authority to : (i) designate Participants ; (ii) determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan ; (iii) determine the number of Shares to be covered by (or with respect to which payments, rights, or other matters are to be calculated in connection with) Awards ; (iv) determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Shares relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion) ; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, or other Awards, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended ; (vi) determine whether, to what extent, and under what circumstances cash, Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee, taking into consideration the

- 7 - requirements of Section 409 A of the Code ; determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award ; (viii) to determine whether an Option is intended to be an Incentive Stock Option or Non - Qualified Stock Option ; (ix) to modify, extend or renew an Award (to the extent permissible without triggering additional taxes or penalties under Section 409 A of the Code, if applicable), provided, however, that such action does not benefit an Insider ; interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan ; establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan ; (xii) solely to the extent permitted by applicable law and the applicable rules of the TSX and NASDAQ, to determine whether, to what extent and under what circumstances to provide loans (which may be on a recourse basis and shall bear interest at the rate the Committee shall provide) to Participants in order to exercise Options or acquire Shares under the Plan ; (ix) to permit accelerated vesting or lapse of restrictions of any Award at any time ; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan . (d) All decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, the shareholders and the Participants. Section 5. Shares Available for Awards; Per Person Limitations . (a) Subject to adjustment as provided below, the maximum number of Shares available for issuance under the Plan shall not exceed 18 . 5 % of the issued and outstanding Shares less the number of Shares reserved for issuance under all other Security Based Compensation Arrangements of the Company ; provided that the maximum number of Shares that can be issued for Incentive Stock Options is 6 , 594 , 575 . Every three years after the Effective Date of the Plan, all unallocated Awards under the Plan shall be submitted for approval to the Board and the shareholders of the Company . If Shares issuable upon exercise, vesting or settlement of an Award, or Shares owned by a Participant (which are not subject to any pledge or other security interest), are surrendered or tendered to the Company in payment of the purchase price of an Award or any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award Agreement, such surrendered or tendered Shares shall again be available for the grant of Awards under the Plan . For a share - settled Stock Appreciation Right, only the net Shares actually issued upon exercise shall count against the share limitations set forth under this Section 5 . If any Award under the Plan expires unexercised, or is terminated, surrendered or forfeited, in whole or in part, the unissued Shares underlying such Award shall again be available for the grant of Awards under the Plan . Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations . On exercise of any Option, Stock Appreciation Right or Other Stock - Based Awards granted under the Plan, the number of Shares underlying such Award shall again be available for the purpose of Awards under the Plan .

- 8 - (b) Any Shares delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or Shares acquired by the Company. (c) Shares underlying Substitute Awards and Shares underlying awards that can only be settled in cash shall not reduce the number of Shares remaining available for issuance under the Plan . (d) Changes . (i) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the shareholders of the Company to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (b) any merger or consolidation of the Company or any Affiliate, (c) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares (d) the dissolution or liquidation of the Company or any Affiliate, (e) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (f) any other corporate act or proceeding . (ii) If there shall occur any such change in the capital structure of the Company by reason of any stock split, reverse stock split, stock dividend, extraordinary dividend, subdivision, combination or reclassification of shares that may be issued under the Plan, any recapitalization, any merger, any consolidation, any spin off, any reorganization or any partial or complete liquidation, or any other corporate transaction or event having an effect similar to any of the foregoing (a “ Corporate Event ”), then (i) the aggregate number and/or kind of shares that thereafter may be issued under the Plan, (ii) the number and/ or kind of shares or other property (including cash) to be issued upon exercise of an outstanding Award granted under the Plan, and/or the purchase price thereof, shall be appropriately adjusted . In addition, if there shall occur any change in the capital structure or the business of the Company that is not a Corporate Event (an “ Other Extraordinary Event ”), including by reason of any ordinary dividend (whether cash or stock), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of stock, or any sale or transfer of all or substantially all of the Company’s assets or business, then the Committee, in its sole discretion, may adjust any Award and make such other adjustments to the Plan . Any adjustment pursuant to this Section 5 (b) shall be consistent with the applicable Corporate Event or the applicable Other Extraordinary Event, as the case may be, and in such manner as the Committee may, in its sole discretion, deem appropriate and equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan . Any such adjustment determined by the Committee shall be final, binding and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors and permitted assigns . Except as expressly provided in this Section 5 (b) or in the applicable Award Agreement, a Participant shall have no rights by reason of any Corporate Event or any Other Extraordinary Event .

- 9 - (iii) Fractional shares of Shares resulting from any adjustment in Awards pursuant to Section 5 (d)(i) or Section 5 (d)(ii) shall be aggregated until, and eliminated at, the time of exercise by rounding - down for fractions less than one - half and rounding - up for fractions equal to or greater than one - half . No cash settlements shall be made with respect to fractional shares eliminated by rounding . Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan . (iv) Any adjustments or changes to Awards under this Section 5(d) shall comply with the requirements of Section 409A of the Code, to the extent applicable. (e) Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued Shares are issued under the Plan, such Shares shall not be issued for a consideration that is less than as permitted under applicable law and the applicable rules of the TSX and NASDAQ . Section 6. Options . The Committee is hereby authorized to grant Options to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine . (a) The purchase price per Share under an Option shall be determined by the Committee ; provided, however, that, except in the case of Substitute Awards, such purchase price shall not be less than the 100% (or 110 % in the case of an Incentive Stock Option granted to a person owning stock possessing more than ten percent ( 10% ) of the total combined voting power of all classes of stock of the Company, its subsidiaries or its parent, determined in accordance with Section 422 (b)(6) of the Code) of the Fair Market Value of a Share on the date of grant of such Option . (b) The term of each Option shall be fixed by the Committee but shall not exceed 10 years from the date of grant thereof . Notwithstanding the foregoing, if the term of an Option (other than an Incentive Stock Option) held by any Participant not subject to Section 409 A of the Code would otherwise expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such Option shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period . (c) The Committee shall determine the time or times at which an Option may be exercised in whole or in part. (d) To the extent vested and exercisable, Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Company specifying the number of Shares to be purchased . Such notice shall be accompanied by payment in full of the purchase price as follows : (i) in cash or by check, bank draft or money order payable to the order of the Company ; (ii) solely to the extent permitted by applicable law, if the Shares are traded on a national securities exchange, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable

- 10 - to the Committee to deliver promptly to the Company an amount equal to the purchase price ; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, having the Company withhold Shares issuable upon exercise of the Option, or by payment in full or in part in the form of Shares owned by the Participant, based on the Fair Market Value of the Shares on the payment date as determined by the Committee) . No Shares shall be issued until payment therefor, as provided herein, has been made or provided for . (e) The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, or any successor provision thereto, and any regulations promulgated thereunder . To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year under the Plan and/or any other stock option plan of the Company, any subsidiary or any parent exceeds $ 100 , 000 , such Options shall be treated as Non - Qualified Stock Options . Should any provision of the Plan not be necessary in order for the Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the shareholders of the Company, subject to the applicable rules of the TSX and NASDAQ . To the extent that any such Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Option or the portion thereof which does not so qualify shall constitute a separate Non - Qualified Stock Option . Section 7. Stock Appreciation Rights . (a) The Committee is hereby authorized to grant Stock Appreciation Rights (“ SARs ”) to Participants with terms and conditions as the Committee shall determine not inconsistent with the provisions of the Plan : (b) SARs may be granted hereunder to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Options granted under Section 6 . (c) Any tandem SAR related to an Option may be granted at the same time such Option is granted to the Participant . In the case of any tandem SAR related to any Option, the SAR or applicable portion thereof shall not be exercisable until the related Option or applicable portion thereof is exercisable and shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of Shares covered by a related Option shall not be reduced until the exercise or termination of the related Option exceeds the number of Shares not covered by the SAR . Any Option related to any tandem SAR shall no longer be exercisable to the extent the related SAR has been exercised . (d) A freestanding SAR shall not have a term of greater than ten years or, unless it is a Substitute Award, an exercise price less than 100 % of Fair Market Value of the Share on the date of grant . Notwithstanding the foregoing, if the term of a SAR held by any Participant not subject to Section 409 A of the Code would otherwise

- 11 - expire during, or within ten business days of the expiration of a Blackout Period applicable to such Participant, then the term of such SAR shall be extended to the close of business on the tenth business day following the expiration of the Blackout Period . Section 8. Restricted Stock and Restricted Stock Units . (a) The Committee is hereby authorized to grant Awards of Restricted Stock and Restricted Stock Units to Participants. (b) Shares of Restricted Stock and Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend or dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate . (c) Any share of Restricted Stock granted under the Plan may be evidenced in such manner as the Committee may deem appropriate including, without limitation, book - entry registration or issuance of a stock certificate or certificates . In the event any stock certificate is issued in respect of shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock . If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that any stock certificates evidencing such Shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Restricted Stock Award in the event that such Award is forfeited in whole or part . (d) The Committee may in its discretion, when it finds that a waiver would be in the best interests of the Company, waive in whole or in part any or all restrictions with respect to Shares of Restricted Stock or Restricted Stock Units and with respect to Restricted Stock Units at the sole discretion of the Committee, deviating from the vesting conditions set out in the applicable Award Agreement . (e) The Committee, in its discretion, may award Dividend Equivalents in the form of additional Awards of Restricted Stock Units . The entitlements on such Dividend Equivalents will not be available until the vesting of the underlying Award of Restricted Stock Units . Section 9. Deferred Stock Units . The Committee is authorized to grant Deferred Stock Units to Participants, subject to the following terms and conditions: (a) Deferred Stock Units shall be settled upon expiration of the deferral period specified for an Award of Deferred Stock Units by the Committee (or, if permitted by the Committee, as elected by the Participant) . In addition, Deferred Stock Units

- 12 - shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, and under such other circumstances as the Committee may determine at the date of grant or thereafter . Deferred Stock Units may be satisfied by delivery of Shares or in cash or combination thereof, as determined by the Committee at the date of grant or thereafter . (b) The Committee, in its discretion, may award Dividend Equivalents with respect to Awards of Deferred Stock Units . The entitlements on such Dividend Equivalents will not be available until the expiration of the deferral period for the Award of Deferred Stock Units . Section 10. Performance Awards . (a) The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals . The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals . If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant Performance Goals either in cash or in Shares (based on the then current Fair Market Value of such Shares), as determined by the Committee, in its sole and absolute discretion . Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve . (b) Terms and Conditions . Performance Awards awarded pursuant to this Section 10 shall be subject to the following terms and conditions: (i) Earning of Performance Award . At the expiration of the applicable Performance Period, the Committee shall determine the extent to which the Performance Goals established pursuant to Section 10 (b) are achieved and the percentage of each Performance Award that has been earned . (ii) Non - Transferability . Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period . (iii) Performance Goals, Formulae or Standards . The Committee shall establish the Performance Goals for the earning of Performance Awards based on a Performance Period applicable to each Participant or class of Participants as determined by the Committee . Such Performance Goals may incorporate provisions for disregarding (or adjusting for) the impact of any of the following that the Committee determines to be appropriate : (i) corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances, (ii) restructurings, discontinued operations, extraordinary items or events, and other unusual or non - recurring charges as described in Accounting Principles Board Opinion No . 30 and/or management’s discussion and analysis of financial condition and results of operations appearing or

- 13 - incorporated by reference in the Company’s Annual Report for the applicable year ; (iii) an event either not directly related to the operations of the Company or any of its Affiliates or not within the reasonable control of the Company’s management, (iv) a change in tax law or accounting standards required by generally accepted accounting principles, or (v) such other exclusions or adjustments as the Committee determines . (c) Dividends . The Committee may, in its discretion, award Dividend Equivalents with respect to Performance Awards . Except as otherwise specified in a Performance Award Agreement, the entitlements on such Dividend Equivalents shall be subject to the same vesting conditions and shall be settled at the same times that apply with respect to the underlying Performance Award . (d) Payment . Following the Committee’s determination in accordance with Section 10 (b)(i) the Company shall settle Performance Awards, in such form (including, without limitation, in Shares or in cash) as determined by the Committee, in an amount equal to such Participant’s earned Performance Awards . Notwithstanding the foregoing, the Committee may, in its sole discretion, award an amount less than the earned Performance Awards and/or subject the payment of all or part of any Performance Award to additional vesting, forfeiture and deferral conditions as it deems appropriate . Section 11. Other Stock - Based and Cash Based Awards . (a) Subject to prior approval of the TSX, the Committee is authorized, subject to limitations under applicable law and the applicable rules of the TSX and NASDAQ, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares or factors that may influence the value of Shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or business units thereof, Shares awarded purely as a bonus and not subject to restrictions or conditions, equity interests in any entity with respect to which the Company holds, directly or indirectly, a controlling interest, whether such entity is a corporation, partnership or other entity, or any other factors designated by the Committee . The Committee shall determine the terms and conditions of such Awards . Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 11 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Shares, other Awards, notes, or other property, as the Committee shall determine . Unless otherwise determined by the Committee in an Award Agreement, the recipient of an Award under this Section 11 shall not be entitled to receive, currently or on a deferred basis, dividends or Dividend Equivalents in respect of the number of Shares covered by the Award . In all cases, such dividends or Dividend Equivalents would not become payable until the expiration of any applicable performance period . An Other Stock - Based Award that is in the form of a grant of an equity interest in any entity with respect to which the Company holds, directly or indirectly, a controlling interest, may be granted in exchange for, replacement of, or substitution for an Award previously granted under the Plan (or any predecessor plan) or Substitute Award ; provided, that, if such Award or Substitute Award is a

- 14 - stock option or a stock appreciation right, then the Other Stock - Based Award granted in exchange, replacement, or substitution thereof, may not have the economic effect of reducing the exercise price or term of such Award or Substitute Award . (b) The Committee may from time to time grant Cash - Based Awards to Participants in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law, as it shall determine in its sole discretion . Cash - Based Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions, and if subject to vesting conditions, the Committee may accelerate the vesting of such Awards at any time in its sole discretion . The grant of a Cash - Based Award shall not require a segregation of any of the Company’s assets for satisfaction of the Company’s payment obligation thereunder . (c) Notwithstanding any other provision of the Plan, when an Award with an exercise price is granted under the Plan and the exercise of the Award by the Participant may result in the issuance of Shares to the Participant, the exercise price (taking into account any conversion, exchange or other substitutions) of the Award may not be less than the Fair Market Value of a Share on the date of grant of the Award . Section 12 . Effect of Termination of Service on Awards . The Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide Service to the Company or any Affiliate prior to the end of a performance period or exercise or settlement of such Award . Section 13 . Change in Control Provisions . In the event of a Change in Control, and except as otherwise provided by the Committee in an Award Agreement, a Participant’s Award shall be treated in accordance with one of the following methods as determined by the Committee : (a) All outstanding and unexercised Options, Stock Appreciation Rights, or any Other Stock - Based Award that provide for a Participant elected exercise shall, as determined by the Committee, be terminated, effective as of the date of the Change in Control, by : (i) cashing - out such Awards upon the date of the Change in Control, or (ii) delivering notice of termination to each Participant at least five days prior to the date of consummation of the Change in Control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Change in Control, each such Participant shall have the right to exercise in full all of such Participant’s Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the Award Agreements), but any such exercise shall be contingent on the occurrence of the Change in Control, and, provided that, if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void . (b) Awards, whether or not then vested, shall be continued, assumed, or have new rights substituted therefor, as determined by the Committee, and restrictions to which shares of Restricted Stock or any other Award granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Restricted

- 15 - Stock or other Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Shares on such terms as determined by the Committee ; provided that the Committee may decide to award additional Restricted Stock or other Awards in lieu of any cash distribution . Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Option shall comply with the requirements of Sections 422 and 424 of the Code, and for purposes of Non - Qualified Stock Options that are subject to Section 409 A of the Code, any assumed or substituted Option shall comply with the requirements of Section 409 A of the Code . (c) The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash (either on a current basis or, to the extent such right does not subject the Award to additional taxes or penalties under Section 409 A of the Code, a deferred basis) equal to the excess of the Change in Control Price (as defined below) of the Shares covered by such Awards, over the aggregate exercise price of such Awards . For purposes of this Section 13 (c) , “ Change in Control Price ” shall mean the highest price per Share paid in any transaction related to a Change in Control of the Company . (d) If and to the extent that the approach chosen by the Committee results in an acceleration or potential acceleration of the exercisability, vesting or settlement of any Award, the Committee may impose such conditions upon the exercise, vesting and/or settlement of the Award (including without limitation a requirement that some or all of the proceeds from the accelerated portion of the Award be held in escrow and/or remain subject to risks of forfeiture or other conditions) as it shall determine ; provided that those risks of forfeiture or other conditions are not in the good faith judgment of the Committee more restrictive than those under the original terms of the Award Agreement and do not result in any violation of Section 409 A of the Code (to the extent applicable) . The Committee shall give written notice of any proposed transaction referred to in this Section 13 (d) at a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Participants may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction) . A Participant may condition their exercise of any Awards upon the consummation of the transaction . Section 14. General Provisions Applicable to Awards . (a) Awards may be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law. (b) Awards may, in the discretion of the Committee, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company . Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards .

- 16 - (c) Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or payment of an Award may be made in the form of cash, Shares, other securities or other Awards, or any combination thereof, as determined by the Committee in its discretion, and may be made in a single payment or transfer, in installments, or on a deferred basis, in each case in accordance with rules and procedures established by the Committee and in compliance with Section 409 A of the Code, to the extent applicable . Such rules and procedures may include, without limitation, provisions for the payment or crediting of reasonable interest (or no interest) on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments . (d) Except as may be permitted by the Committee or as specifically provided in an Award Agreement, (i) no Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner other than by will or the law of descent, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person, and (ii) each Award, and each right under any Award, shall be exercisable during the Participant’s lifetime only by the Participant or, if permissible under applicable law, by the Participant’s guardian or legal representative . The provisions of this paragraph shall not apply to any Award which has been fully exercised, earned or paid, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof . (e) A Participant may designate a Beneficiary or change a previous beneficiary designation at such times prescribed by the Committee by using forms and following procedures approved or accepted by the Committee for that purpose . If no Beneficiary designated by the Participant is eligible to receive payments or other benefits or exercise rights that are available under the Plan at the Participant’s death, the Beneficiary shall be the Participant’s estate . (f) All certificates for Shares and/or Shares or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares or other securities are then listed, and the Act and any applicable federal, provincial or state securities laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions . (g) The Committee may impose restrictions on any Award with respect to non - competition, confidentiality and other restrictive covenants, as it deems necessary in its sole discretion and/or for the clawing back of any rights or benefits under any Awards as a result of any breaches of any of the foregoing covenants and/or for any reasons specified in the Award Agreement or in any employment or other agreement between the Company or any Affiliate and the Participant, and/or for clawing back any rights or benefits under any Awards to the extent provided under any Company policies (including without limitation any policies adopted or

- 17 - amended to comply with applicable securities or other laws or stock exchange requirements, whether those policies were adopted or amended before or after the date on which the Award was granted) . (h) Any Award granted pursuant to the Plan will be subject to mandatory repayment or forfeiture, as applicable, by the Participant to the Company to the extent the Participant is, or in the future becomes, subject to (1) any Company “clawback” or recoupment policy adopted by the Board or the Committee, or (2) any law, rule or regulation which imposes mandatory recoupment, under the circumstances set forth in any such law, rule or regulation . In addition, the Committee may reserve the right in an Award Agreement to cause a forfeiture of the gain realized by a Participant with respect to an award on account of actions taken by, or failed to be taken by, such Participant in violation or breach of, or in conflict with, any employment agreement, non - competition agreement, agreement prohibiting solicitation of employees or clients of the Company or any affiliate, confidentiality obligation with respect to the Company or any Affiliate, Company policy or procedure (including the Company’s Code of Business Conducts and Ethics and Insider Trading Policy), other agreement, or any other obligation of such Participant to the Company or any Affiliate . The Committee may annul an outstanding Award if the Participant is terminated for “Cause” as defined in any applicable Award Agreement or as defined in any other agreement between the Company or such Affiliate and such Participant, as applicable . Section 15. Amendments and Termination . (a) The Board may amend, alter, suspend, discontinue or terminate the Plan and any outstanding Awards granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company and must comply with the applicable rules of the TSX and NASDAQ . Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following : (i) ensuring continuing compliance with applicable law, the applicable rules of the TSX and NASDAQ or other applicable stock exchange rules and regulations or accounting or tax rules and regulations ; (ii) amendments of a “housekeeping” nature, which include amendments to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award Agreement in the manner and to the extent it shall deem desirable to carry the Plan into effect ; (iii) changing the vesting provision of the Plan or any Award; (iv) waiving any conditions or rights under any Award; (v) changing the termination provisions of any Award that does not entail an extension beyond the original expiration date thereof;

- 18 - (vi) adding a cashless exercise feature payable in securities, where such feature provides for a full deduction of the number of underlying securities from the Plan reserve, and any amendment to a cashless exercise provision ; (vii) adding a form of financial assistance and any amendment to a financial assistance provision which is adopted; (viii) changing the process by which a Participant who wishes to exercise their Award can do so, including the required form of payment for the Shares being purchased, the form of written notice of exercise provided to the Company and the place where such payments and notices must be delivered ; and (ix) delegating any or all of the powers of the Committee to administer the Plan to officers of the Company. (b) Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained . In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for : (i) an increase in the maximum number of Shares that may be made the subject of Awards under the Plan; (ii) any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under Section 5 (a) ) or amendment that reduces or would have the effect of reducing the exercise price of an Option or Stock Appreciation Right previously granted under the Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, Insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval) ; (iii) an extension of the term of an outstanding Option or Stock Appreciation Right beyond the expiry date thereof; (iv) permitting Options granted under the Plan to be Transferrable other than for normal estate settlement purposes; and (v) any amendment to the plan amendment provisions set forth in this Section 15 which is not an amendment within the nature of Section 15 (a)(i) or Section 15 (a)(ii), unless the change results from application of Section 5 (d)(i) or Section 5 (d)(ii) . Furthermore, except as otherwise permitted under the Plan, no change to an outstanding Award that will adversely impair the rights of a Participant may be made without the consent of the Participant except to the extent that such change is required to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations .

- 19 - Section 16. Miscellaneous . (a) The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation . With respect to any payment as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company . (b) No employee, Participant or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of employees, Participants, or holders or beneficiaries of Awards under the Plan . The terms and conditions of Awards need not be the same with respect to each recipient . Any Award granted under the Plan shall be a one - time Award which does not constitute a promise of future grants . The Company, in its sole discretion, maintains the right to make available future grants hereunder . (c) The Company shall have the right to deduct from any payment to be made pursuant to the Plan, o r to otherwise require, prior to the issuance o r delivery of Shares o r the payment o f any cash hereunder, payment by the Participant of, any federal, state o r local taxes required by law to be withheld . Upon the vesting of Restricted Stock (or o t he r Award that is taxable upon vesting), o r upon making an election under Section 83 ( b ) o f the Code, a Participant shall pay all required withholding to the Company . Any statutorily required withholding obligation with regard to any Participant may be satisfied, subject to the consent o f the Committee, by reducing the nu m be r o f Shares otherwise deliverable o r by delivering Shares already owned . Any fraction o f a Share required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant . (d) Nothing contained in the Plan shall prevent the Company from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases . (e) The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate . Further, the Company or the applicable Affiliate may at any time dismiss a Participant, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement or in any other agreement binding the parties . The receipt of any Award under the Plan is not intended to confer any rights on the receiving Participant except as set forth in such Award . (f) If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect .

- 20 - (g) Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person . To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company . (h) No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated or otherwise eliminated . (i) No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person . (j) Unless otherwise determined by the Committee, as long as the Shares are listed on a national securities exchange including the TSX, NASDAQ or system sponsored by a national securities association, the issuance of Shares pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system . The Company shall have no obligation to issue such Shares unless and until such Shares are so listed, and the right to exercise any Option or other Award with respect to such Shares shall be suspended until such listing has been effected . If at any time counsel to the Company shall be of the opinion that any sale or delivery of Shares pursuant to an Option or other Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Act, the Securities Act or otherwise, with respect to Shares or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company . A Participant shall be required to supply the Company with certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate . (k) No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation . The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years . (l) All elections and transactions under the Plan by persons subject to Section 16 of the Securities Act involving Shares are intended to comply with any applicable exemptive condition under Rule 16 b - 3 . The Committee may establish and adopt

- 21 - written administrative guidelines, designed to facilitate compliance with Section 16 (b) of the Securities Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder . (m) The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate . Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto . Section 17 . Term of the Plan . No Award shall be granted under the Plan after ten years from the Effective Date . However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date . Section 18 . United States Securities Laws Matters . No Awards shall be granted in the United States and no Shares shall be issued in the United States upon exercise or settlement of or pursuant to any such Award unless such securities are registered under the U . S . Securities Act and any applicable state securities laws or an exemption or exclusion from such registration is available . Any Awards issued or made in the United States, and any Shares issued upon exercise or settlement thereof or pursuant thereto, will be “restricted securities” (as such term is defined in Rule 144 (a)(3) under the U . S . Securities Act), unless registered under the U . S . Securities Act . Any certificate or instrument representing Awards granted or made in the United States or Shares issued upon exercise or settlement of or pursuant to any such Award pursuant to an exemption from registration under the U . S . Securities Act and applicable state securities laws shall bear a legend restricting transfer under applicable United States federal and state securities laws in substantially the following form : “THE SECURITIES REPRESENTED HEREBY [and for Awards, the following will be added : AND THE SECURITIES ISSUABLE UPON EXERCISE OR SETTLEMENT HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 , AS AMENDED (THE “U . S . SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE U . S . SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE U . S . SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U . S . SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AND, IN CONNECTION WITH ANY TRANSFERS PURSUANT TO (C) OR (D) ABOVE, THE SELLER HAS FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THAT EFFECT .

- 22 - DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.” The Committee may require that a Participant provide certain representations, warranties and certifications to the Company to satisfy the requirements of applicable securities laws, including without limitation, the registration requirements of the U . S . Securities Act and applicable state securities laws or exemptions or exclusions therefrom . Section 19 . Section 409 A of the Code . (a) The Plan is intended to comply with the applicable requirements of Section 409 A of the Code and shall be limited, construed and interpreted in accordance with such intent . To the extent that any Award is subject to Section 409 A of the Code, it shall be paid in a manner that will comply with Section 409 A of the Code . Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409 A of the Code shall be deemed to be amended to comply with Section 409 A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void . The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409 A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to additional taxes or penalties under Section 409 A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company . Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409 A of the Code) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409 A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409 A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period . (b) Notwithstanding the foregoing, the Company does not make any representation to any Participant or Beneficiary as to the tax consequences of any Awards made pursuant to this Plan, and the Company shall have no liability or other obligation to indemnify or hold harmless the Participant or any Beneficiary for any tax, additional tax, interest or penalties that the Participant or any Beneficiary may incur as a result of the grant, vesting, exercise or settlement of an Award under this Plan . Section 20 . Governing Law ; Waiver of Jury Trial . This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable in the Province of British Columbia . Any suit, action or proceeding with respect to the Plan or any Award Agreement, or any judgment entered by any court of competent jurisdiction in respect of any thereof, shall be resolved only in the courts of the Province of British Columbia . In that context, and without limiting the generality of the foregoing, the Company and each Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or any Award Agreement, or for the recognition and enforcement of any judgment in respect thereof (a “ Proceeding ”), to the exclusive jurisdiction of the courts of the Province of British Columbia, and agree that all claims in respect of any such Proceeding shall be heard and

- 23 - determined in such British Columbia court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and each Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or any Award Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention General Counsel, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the Province of British Columbia .

[Signature Page to Eupraxia Pharmaceuticals Inc. 2025 Omnibus Incentive Plan] IN WITNESS WHEREOF the Company has executed this Plan on the date first written above. EUPRAXIA PHARMACEUTICALS INC. By: Name: Title: By: Name: Title:

SCHEDULE C Virtual Meeting Guide (See attached)

tsxtrust.com Virtual Meeting Guide 1/2 Time 10:00 AM PST Meeting Date Monday, June 2, 2025 URL https://virtual - meetings.tsxtrust.com/en/1787 Meeting Password (case sensitive) eupraxia2025 Issuer Name Eupraxia Pharmaceuticals Inc. properly. in order h TSX ccess ATTENDING THE MEETING VIRTUALLY Simply go to the following website in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. I HAVE A CONTROL NUMBER / MEETING ACCESS NUMBER If you have received a form of proxy from our transfer agent, TSX Trust Company, with a control number, or you are a proxyholder with a Meeting Access Number, select “I have a Control Number / Meeting Access Number” and enter the numbers and the password below (case sensitive): I AM A GUEST If you do not have a control number select “I am a Guest” and fill in the required information. Please login at least 15 minutes before the start of the meeting and ensure your web browser and internet connection are working r perly This year we will be conducting a virtual meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer. You will be able to view a live webcast of the Meeting, ask questions and submit your votes in real time (where applicable). APPOINTING SOMEONE TO BE YOUR PROXYHOLDER An additional step is required, if you appoint someone to be your proxy, other than the individual(s) named on the form of proxy or voting instruction form, you or your proxy will be required to register with TSX Trust to receive a Meeting Access Number , in order to participate at the Meeting. To Register, please go the URL below. NON - REGISTERED HOLDERS , holding securities through a broker or financial institution, should carefully follow the instructions set out on the voting instruction form and in the information circular. Please note that only registered securityholders and proxyholders are permitted to vote at the meeting. A non - registered securityholder wishing to vote at the meeting, should appoint themselves as a proxyholder, and will be required to register with TSX Trust to receive Meeting Access Number in order participate at the Meeting. NOTE: If you do not register wit TSX Trust to receive your Meeting A cess Number, you will NOT be able to participate at the Meeting . To Register with TSX Trust go to: tsxtrust.com/resource/en/75

TSX TRUST

Virtual Meeting Guide 2/2

NAVIGATION



When successfully authenticated, the info screen will be displayed. You can view the company information, ask questions and watch the webcast.

If you would like to watch the webcast press the play icon. If viewing on a computer, the webcast will appear automatically once the meeting has started.

VOTING



Once the voting is announced, click the voting icon on the left hand side. [VOTING]

To vote, simply select your voting direction from the options shown on screen and click **SUBMIT**. A confirmation message will appear to show your vote has been received.

If you have additional control numbers to vote, click [+ I HAVE ADDITIONAL CONTROL NUMBERS] at the top to enter the additional credential.

To change your vote, simply click [REFRESH VOTING RESOLUTIONS]

Voting will remain open until the voting on the ballot is closed.

QUESTIONS



Eligible securityholders (registered securityholder and proxyholders) attending the meeting, with their control number / Meeting Access Number may ask questions during the meeting.

Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

If you would like to ask a question, select the icon on the left. [ASK A QUESTION]

Type your message within the chat box in the messaging screen. Once you are happy with your message click the "Ask Now" button

Questions sent via TSX Trust Virtual Meeting platform will be moderated before being sent to the Chair

ADDITIONAL NOTES

This document should be read in conjunction with the Information Circular. Registered and Non-registered securityholders should carefully follow the instructions on the Form of Proxy / Voting Instruction Form, and ensure that Votes / Proxy Appointments are submitted by the Proxy Filing Deadline.

It is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the Meeting. We encourage you to log-in to the Meeting at least 15 minutes before the start of the Meeting to check your connectivity and audio settings.

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